Exhibit 99.4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

DATED AS OF MAY 16, 2022

for the

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

of

NORTH AMERICAN NICKEL INC.

to be held on

JUNE 23, 2022

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the reverse takeover described in this management information circular.

NORTH AMERICAN NICKEL INC.
Suite 2500, 666 Burrard Street

Vancouver, BC, V6C 2X8

Phone: (604) 770-4334

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the "Meeting") of shareholders ("NAN Shareholders") of North American Nickel Inc. ("NAN" or the "Company") will be held at the offices of Bennett Jones LLP located at 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4, Canada, on Thursday, June 23, 2022, at 10:00 a.m. (Toronto time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2021, together with the auditor's report thereon;

2.	to appoint the independent auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor;

3.	to elect the directors of the Company for the ensuing year (the "Director Election Resolution"), as follows:

(a)	to elect six (6) directors of the Company, being Keith Morrison, Charles Riopel, Douglas E. Ford, Christopher Messina, Zhen Janet Huang and John Hick, to take office immediately after the Meeting (collectively, the "Original Board"), and

(b)	conditional upon, and concurrently with, the Closing of the reverse takeover of the Company by Premium Nickel Resources Corporation ("PNR") pursuant to a triangular amalgamation involving the Company, 1000178269 Ontario Inc. ("NAN Subco"), and PNR (the "RTO Transaction"), to elect six (6) directors of the Company, being Keith Morrison, Charles Riopel, John Hick, Sheldon Inwentash, Sean Whiteford and John Chisholm, to replace the Original Board as of the closing of the RTO Transaction (the "Closing"), all as more particularly described in the accompanying management information circular dated May 16, 2022, (the "Information Circular");

4.	to consider and, if thought fit, pass, with or without variation, an ordinary resolution (the "Option Plan Resolution") approving the Company's amended stock option plan (the "Resulting Issuer Plan"), to become effective upon the Closing, which will be a "fixed" plan pursuant to which up to 22,600,000 common shares of the Company (on a post-Consolidation (as defined below) basis) (the "Resulting Issuer Shares") will be available for issuance thereunder, as more particularly described in the accompanying Information Circular;

5.	to consider and, if thought fit, to pass, with or without variation, a special resolution (the "Continuance Resolution") approving (i) the continuation of the Company's corporate existence (the "Continuance") from the Business Corporations Act (British Columbia) (the "BCBCA") to the Business Corporations Act (Ontario), (the "OBCA"), (ii) the repealing of the Company's existing articles under the BCBCA (the "Existing Articles"), and (iii) the filing of Articles of Continuance by the Company under the OBCA, all as more particularly described in the Information Circular;

6.	to consider and, if thought fit, to pass, an ordinary resolution (the "By-Law Resolution") to confirm the adoption of a new general by-law (the "By-Law No. 1") of the Company, conditional upon the Continuance of the Company from the BCBCA to the OBCA, all as more particularly described in the Information Circular;

- ii -

7.	to consider and, if thought fit, to pass, a special resolution (the "Name Change Resolution") approving the change of name of the Company to "Premium Nickel Resources Ltd.", or such other name as may be determined by the board of directors of the Company (the "Board"), to become effective in conjunction with the Continuance (the "Name Change");

8.	to consider and, if thought fit, to pass a special resolution (the "Director Number Resolution", and together with the Director Election Resolution, the Option Plan Resolution, the Continuance Resolution, the By-Law Resolution, and the Name Change Resolution, the "Resolutions") authorizing the Board to set the number of directors from time to time within the minimum and maximum number of directors to be set forth in the articles of the Company under the OBCA following the Continuance; and

9.	to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

In light of potential concerns regarding the spread of the coronavirus (COVID-19) and in order to protect the health and safety of shareholders, employees, other stakeholders and the community, NAN Shareholders are encouraged to vote on the matters before the Meeting by proxy and to listen to the Meeting, but not participate, by dialing in to the Company's conference line at: 1-888-433-2192 (Canada and United States Toll Free) or 1-778-945-1044 (International), followed by Conference ID 393 7160. NAN Shareholders are encouraged not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms. As always, the Company encourages NAN Shareholders to vote their shares prior to the Meeting by following the voting instructions in the accompanying Information Circular.

The Company may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak. In the event it is not possible or advisable to hold the Meeting in person, the Company will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means, telephone or other communication facilities.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting. The full text of the Resolutions is attached as Appendix "A" – Resolutions to be Approved at the Meeting to this Information Circular.

The Board unanimously recommends that NAN Shareholders vote "FOR" the Resolutions.

The record date for the determination of NAN Shareholders entitled to receive notice of and to vote at the meeting is the close of business on May 16, 2022 (the "Record Date"). Only NAN Shareholders whose names have been entered in the register of NAN Shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Each NAN Share entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.

A NAN Shareholder may attend the Meeting in person or may be represented by proxy. NAN Shareholders who are unable to be present at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the accompanying form of proxy (the "Proxy") for use at the Meeting or any adjournment thereof. To be effective, the Proxy must be received by our transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department, by mail: 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1), by no later than 10:00 a.m. (Toronto time) on Tuesday, June 21, 2022, or no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. NAN Shareholders may use the Internet (www.investorvote.com) or the telephone (1-866-732-VOTE (8683)) to transmit voting instructions on or before the date and time noted above, and may also use the Internet to appoint a proxyholder to attend and vote on behalf of the NAN Shareholder at the Meeting. For information regarding voting or appointing a proxy, see the form of Proxy for NAN Shareholders and/or the section entitled "Proxy Related Information" in the accompanying Information Circular.

- iii -

Registered NAN Shareholders who validly dissent in respect of the Continuance Resolution will be entitled to be paid the fair value of their NAN Shares. A NAN Shareholder's right to dissent is described in the Information Circular. Failure to strictly comply with the dissent procedures set forth Sections 237 to 247 of the BCBCA in the case of the Continuance Resolution, will result in the loss of any dissent right. Please see Appendix "E" – Dissent Rights Under Business Corporations Act (British Columbia) to the accompanying Information Circular.

If a NAN Shareholder received more than one Proxy because such holder owns NAN Shares registered in different names or addresses, each form of Proxy should be completed and returned.

If you are a non-registered holder of NAN Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the Proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, management of NAN knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. NAN Shareholders who are planning on returning the accompanying Proxy are encouraged to review the Information Circular carefully before submitting the Proxy.

A copy of the Information Circular, the form of Proxy or voting instruction form (as applicable) and a financial statement request form accompany this Notice of Meeting.

Dated at the City of Vancouver, in the Province of British Columbia, this 16th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Keith Morrison"

Keith Morrison
Director, Chief Executive Officer
North American Nickel Inc.

Whether or not you expect to attend the Meeting in person, please complete, date, sign and return the accompanying Proxy at your earliest convenience. The accompanying Information Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice of Meeting.

GENERAL INFORMATION	2
PROXY RELATED INFORMATION	2
Solicitation of Proxies	2
Appointment and Revocation of Proxy	2
Voting of Shares and Exercise of Discretion of Proxies	4
Interest of Certain Persons in Matters to be Acted Upon	4
Voting Securities and Principal Holders	5
Corporate Governance	5
Audit Committee and Relationship with Auditors	5
Other Matters	5
Additional Information	5
executive compensation	6
Statement of Executive Compensation	6
Director and Named Executive Officer Compensation, Excluding Compensation Securities	6
External Management Companies	7
Stock Options and Other Compensation Securities	7
Exercise of Compensation Securities	9
Stock Option Plans and Other Incentive Plans	9
Employment, Consulting and Management Agreements	10
Oversight and Description of Director and Named Executive Officer Compensation	11
Pension Disclosure	13
Securities Authorized for Issuance under Equity Compensation PLAN	13
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	13
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	14
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	14
Overview of the RTO Transaction	14
Financial Statements	15
Appointment and Remuneration of Auditor	16
Election of the Directors	16
Approval of the Resulting Issuer Plan	23
Approval of the Continuance	24
Approval of By-Law No. 1	28
Approval of the Name Change	29
Authorizing Board to Fix the Number of Directors	29
GLOSSARY	30
Appendix "A" Resolutions to be Approved at the Meeting	A-1
Appendix "B" Corporate Governance Disclosure	B-1
Appendix "C" Audit Committee Disclosure	C-1
Appendix "D" Resulting Issuer Plan	D-1
Appendix "E" Dissent Rights Under Business Corporations Act (British Columbia)	E-1
Appendix "F" Certain Corporate Differences Between BCBCA and OBCA	F-1
Appendix "G" Form of Articles of Continuance	G-1
Appendix "H" By-Law No. 1 of Resulting Issuer	H-1

GENERAL INFORMATION

All capitalized terms used in this Information Circular (including the Appendices, unless otherwise stated) but not otherwise defined herein have the meanings set forth under "Glossary". Information contained in this Information Circular is given as of May 16, 2022, unless otherwise specifically stated.

PROXY RELATED INFORMATION

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of NAN for use at the annual general and special meeting of the NAN Shareholders to be held on June 23, 2022, at the time and place and for the purposes set out in the accompanying Notice of Meeting and at any adjournment thereof. The solicitation will be made primarily by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company will bear the cost of this solicitation. The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

Appointment and Revocation of Proxy

Registered NAN Shareholders

Registered NAN Shareholders may vote their NAN Shares by attending the Meeting in person or by completing the enclosed Proxy. Registered NAN Shareholders should deliver their completed proxies to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the Proxy are directors and officers of the Company and are proxyholders nominated by management. A NAN Shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of Proxy to represent such NAN Shareholder at the Meeting. To exercise this right, a NAN Shareholder must insert the name of its nominee in the blank space provided. A person appointed as a proxyholder need not be a NAN Shareholder.

A registered NAN Shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)	signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the registered office of the Company, located at Suite 2500, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8, at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)	in any other manner provided by law.

Beneficial NAN Shareholders

The information set forth in this section is of significant importance to many NAN Shareholders, as many NAN Shareholders do not hold their NAN Shares in their own name. NAN Shareholders holding their NAN Shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans or other persons or otherwise not in their own name should note that only proxies deposited by NAN Shareholders appearing on the records maintained by NAN's transfer agent as Registered NAN Shareholders will be recognized and allowed to vote at the Meeting. If a NAN Shareholder's shares are listed in an account statement provided to the NAN Shareholder by a broker, in all likelihood those shares are not registered in the NAN Shareholder's name and that shareholder is a Beneficial NAN Shareholder. Such NAN Shares are most likely registered in the name of the NAN Shareholder's broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. NAN Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the Meeting at the direction of the Beneficial NAN Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial NAN Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial NAN Shareholders in advance of shareholder meetings. Beneficial NAN Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to NAN (such Beneficial NAN Shareholders are designated as non-objecting beneficial owners, or 'NOBOs') or objecting to their Intermediary disclosing ownership information about themselves to NAN (such Beneficial NAN Shareholders are designated as objecting beneficial owners, or 'OBOs').

In accordance with the requirements of NI 54-101, NAN has elected to send the Notice of Meeting, this Information Circular and a VIF request (instead of a Proxy) directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial NAN Shareholders are accompanied by a VIF, instead of a Proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial NAN Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial NAN Shareholder's NAN Shares on the Beneficial NAN Shareholder's behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial NAN Shareholders to Broadridge in Canada. Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial NAN Shareholders and asks Beneficial NAN Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial NAN Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial NAN Shareholders to direct the voting of the shares, which they beneficially own. A Beneficial NAN Shareholder receiving a VIF cannot use that form to vote NAN Shares directly at the Meeting – Beneficial NAN Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial NAN Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial NAN Shareholder may request a legal Proxy as set forth in the VIF, which will grant the Beneficial NAN Shareholder or their nominee the right to attend and vote at the Meeting.

Only Registered NAN Shareholders have the right to revoke a Proxy. A Beneficial NAN Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to NAN Shareholders in this Information Circular and the accompanying instrument of Proxy and Notice of Meeting are to Registered NAN Shareholders, unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered NAN Shareholders. If you are a Beneficial NAN Shareholder and NAN or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of NAN's securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, NAN (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF.

NAN is not relying on the notice and access delivery procedures outlined in NI 54-101 to distribute copies of Meeting Materials in connection with the Meeting.

Voting of Shares and Exercise of Discretion of Proxies

If a NAN Shareholder specifies a choice with respect to any matter to be acted upon, the NAN Shares represented by Proxy will be voted or withheld from voting by the proxyholder in accordance with those instructions on any ballot that may be called for. In the enclosed form of Proxy, in the absence of any instructions in the Proxy, it is intended that such NAN Shares will be voted by the proxyholder, if a Nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the Notice of Meeting accompanying this Information Circular. If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a Nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of Proxy enclosed, in the absence of any instructions in the Proxy, also confers discretionary authority on any proxyholder other than the Nominees of management named in the instrument of Proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority, a NAN Shareholder must strike out the names of the Nominees of management in the enclosed instrument of Proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Information Circular, management of NAN is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting, other than as set forth in the accompanying Notice of Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	each person who has been a director or executive officer of NAN at any time since the beginning of the Company's last financial year;

(b)	each proposed Nominee for election as a director of the Company; and

(c)	each Associate or Affiliate of any of the foregoing.

Voting Securities and Principal Holders

As of the date of this Information Circular, the Company's authorized capital consisted of an unlimited number of NAN Shares and 100,000,000 preferred shares, which preferred shares do not carry the right to vote at the Meeting, and of which 20,000,000 are series 1 convertible preferred shares. NAN Shareholders of record at the close of business on May 16, 2022 (being the Record Date) who either personally attend the Meeting or who have completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote, or to have their NAN Shares voted, at the Meeting or at any adjournment thereof.

As at the Record Date, 133,870,032 NAN Shares were issued and outstanding, each share carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, no person or company owns or controls, directly or indirectly, 10% or more of the issued and outstanding NAN Shares, except as stated below.

Name of Shareholder	Number of NAN Shares(1)	Percentage of Issued and Outstanding NAN Shares(2)
Sentient Executive GP IV, Limited	36,980,982	27.6%
Contemporary Amperex Technology Co., Limited	22,944,444	17.1%

Notes:

(1)	The information as to NAN Shares beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of the Company has been obtained by the Company from Computershare and/or furnished by the NAN Shareholder listed above.
(2)	On a non-diluted basis.

Corporate Governance

See Appendix "B" – Corporate Governance Disclosure.

Audit Committee and Relationship with Auditors

See Appendix "C" – Audit Committee Disclosure.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the accompanying Notice of Meeting. However, if any other matters are properly brought before the Meeting, the persons named in the Proxy intend to vote on any such matter, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the Notice of Meeting.

Additional Information

Additional information about the Company is available on SEDAR (www.sedar.com) under NAN's issuer profile, including NAN's financial statements and management's discussion and analysis. The audited financial statements of the Company for the year ending December 31, 2021, together with the auditor's report thereon, will be presented at the Meeting. Copies of the financial statements and management discussion and analysis of the Company can be requested from the Company at Suite 2500, 666 Burrard Street Vancouver, British Columbia, Canada, V6C 2X8.

executive compensation

Statement of Executive Compensation

The purpose of this section is to describe the compensation of the Named Executive Officers and the directors of the Company in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers of the Canadian Securities Administrators.

For the financial year ended December 31, 2021, the Named Executive Officers of the Company were:

•	Keith Morrison, Chief Executive Officer and Director

•	Mark Fedikow, President

•	Sarah Zhu, Chief Financial Officer

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, to each Named Executive Officer and director, in any capacity, other than stock options and other compensation securities, for the two most recently completed financial years.

Table of Compensation Excluding Compensation Securities
Name and Position	Year(1)	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All Other Compensation ($)	Total Compensation ($)
Keith Morrison(2)	2021	202,893	Nil	Nil	Nil	Nil	202,893
Chief Executive Officer and Director	2020	184,885	Nil	Nil	Nil	Nil	184,885
Mark Fedikow(3)	2021	67,500	Nil	Nil	Nil	Nil	67,500
President	2020	172,083	Nil	Nil	Nil	Nil	172,083
Sarah Zhu(4)	2021	205,680	Nil	Nil	Nil	Nil	205,680
Chief Financial Officer	2020	182,250	Nil	Nil	Nil	Nil	182,250
Charles Riopel	2021	30,000	Nil	Nil	Nil	Nil	30,000
Chairman and Director	2020	27,750	Nil	Nil	Nil	Nil	27,750
Douglas E. Ford(5)	2021	60,000	Nil	Nil	Nil	Nil	60,000
Lead Director	2020	27,750	Nil	Nil	Nil	Nil	27,750
Christopher Messina	2021	60,000	Nil	Nil	Nil	Nil	60,000
Director	2020	27,750	Nil	Nil	Nil	Nil	27,750
Zhen Janet Huang	2021	Nil	Nil	Nil	Nil	Nil	Nil
Director	2020	Nil	Nil	Nil	Nil	Nil	Nil

Table of Compensation Excluding Compensation Securities
Name and Position	Year(1)	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All Other Compensation ($)	Total Compensation ($)
John Hick(6)	2021	55,000	Nil	Nil	Nil	Nil	55,000
Director	2020	Nil	Nil	Nil	Nil	Nil	Nil
Gilbert Clark(7)	2021	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2020	22,200	Nil	Nil	Nil	Nil	22,200
John Sabine(8)	2021	Nil	Nil	Nil	Nil	Nil	Nil
Former Director	2020	15,300	Nil	Nil	Nil	Nil	15,300

Notes:

(1)	Financial year ended December 31.
(2)	Paid to Lacnikdon Limited, a private company controlled by Mr. Morrison, which provides the services of Mr. Morrison as the Company's Chief Executive Officer. Mr. Morrison did not receive any compensation for his services as a director of the Company. See "Employment, Consulting and Management Agreements".
(3)	Paid to Mount Morgan Resources Ltd., a private company controlled by Mr. Fedikow, which provides the services of Mr. Fedikow as the President of the Company. See "Employment, Consulting and Management Agreements".
(4)	Paid to Consultations WJZHU Inc., a private company controlled by Ms. Zhu, which provides the services of Ms. Zhu as the Chief Financial Officer of the Company. See "Employment, Consulting and Management Agreements". Of the amount referenced above, $108,192 was in respect of services charged back to PNR.
(5)	Pursuant to an amended management services agreement dated as of May 1, 2010, the Company engaged Dockside for management services. Dockside is a management services company controlled, in part, by Edward Ford and Douglas E. Ford. The monthly management fee payable under the agreement is $2,500, plus applicable taxes.
(6)	Mr. Hick was appointed to the Board on February 26, 2021.
(7)	Mr. Clark ceased to be a director of the Company on January 7, 2021.
(8)	Mr. Sabine ceased to be a director of the Company on June 17, 2020.

External Management Companies

See "Employment, Consulting and Management Agreements" below for disclosure relating to any external management company employing or retaining individuals acting as Named Executive Officers of the Company, or that provide the Company's executive management services.

Stock Options and Other Compensation Securities

The following table sets forth certain information in respect of all compensation securities granted or issued to each Named Executive Officer and director by the Company or one of its subsidiaries in the financial year ended December 31, 2021, for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date
Keith Morrison(1)	Stock Options	600,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Chief Executive Officer and Director	Stock Options	4,993,972	October 25, 2021	0.40	0.40	0.43	October 25, 2026
Mark Fedikow(2) President	N/A	N/A	N/A	Nil	Nil	Nil	N/A
Sarah Zhu(3) Chief Financial Officer	Stock Options	300,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Charles Riopel(4) Chairman and Director	Stock Options	300,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Douglas E. Ford(5) Director	Stock Options	350,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Christopher Messina(6) Director	Stock Options	350,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Zhen Janet Huang(7) Director	Stock Options	160,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
John Hick(8) Director	Stock Options	300,000	February 25, 2021	0.32	0.31	0.43	February 25, 2026
Gilbert Clark(9) Former Director	N/A	N/A	N/A	Nil	Nil	Nil	N/A

Notes:

(1)	As at December 31, 2021, Mr. Morrison held 7,393,972 Options, exercisable for 7,393,972 NAN Shares.
(2)	As at December 31, 2021, Mr. Fedikow held Nil Options, exercisable for Nil NAN Shares.
(3)	As at December 31, 2021, Ms. Zhu held 900,000 Options, exercisable for 900,000 NAN Shares.
(4)	As at December 31, 2021, Mr. Riopel held 1,100,000 Options, exercisable for 1,100,000 NAN Shares.
(5)	As at December 31, 2021, Mr. Ford held 950,000 Options, exercisable for 950,000 NAN Shares.
(6)	As at December 31, 2021, Mr. Messina held 950,000 Options, exercisable for 950,000 NAN Shares.
(7)	As at December 31, 2021, Ms. Huang held 760,000 Options, exercisable for 760,000 NAN Shares.
(8)	As at December 31, 2021, Mr. Hick held 300,000 Options, exercisable for 300,000 NAN Shares.
(9)	As at December 31, 2021, Mr. Clark held 600,000 Options, exercisable for 600,000 NAN Shares.

Exercise of Compensation Securities

The following table sets forth each exercise of compensation securities by a Named Executive Officer or director of the Company during the financial year ended December 31, 2021.

Exercise of Compensation Securities by Directors and Named Executive Officers
Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price per Security ($)	Date of Exercise	Closing Price per Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date(1) ($)
Mark Fedikow President	Option	50,000	0.16	October 1, 2021	0.315	0.155	7,750

Notes:

(1)	"Total Value on Exercise Date" is the product of the number of underlying securities exercised multiplied by the difference between the exercise price and the closing price on the date of exercise.

Stock Option Plans and Other Incentive Plans

Existing Plan

The Company's Existing Plan was approved by the NAN Shareholders at the annual and special meeting held on November 24, 2021. The Existing Plan is a "fixed" stock option plan, pursuant to which the Company may issue up to 19,000,000 incentive stock options ("Options") to Eligible Persons. In accordance with the policies of the Exchange, shareholder approval of the Existing Plan is not required on an annual basis; however, any increase in the number of Options available for issuance under the Existing Plan, among other amendments to the Existing Plan, will be subject to the Company obtaining the requisite shareholder and regulatory approvals.

Pursuant to the Existing Plan, Options may be granted by the Board to Eligible Persons, who are directors, officers, employees or Consultants of the Company or its subsidiaries (if any), eligible participants who are employees of a company that is providing management services to the Company, or charitable organizations. Options granted under the Existing Plan have a maximum exercise period of up to 10 years, as determined by the Board.

The Existing Plan limits the number of Options which may be granted to any one individual to not more than 5% of the total NAN Shares in any 12 month period (unless otherwise approved by the "disinterested shareholders" of the Company). A "disinterested shareholder" is a shareholder who is not a director, officer, promoter or other Insider of the Company or its Associates or Affiliates, as such terms are defined under the Securities Act (Ontario).

The number of Options granted to any one Consultant or person employed to provide investor relations activities in any 12 month period must not exceed 2% of the total outstanding NAN Shares. Options granted under the Existing Plan will not be subject to any vesting schedule, unless otherwise determined by the Board or required by the policies of the Exchange; other than if the Option is being granted to a person employed to provide investor relations activities, then the Option must vest in stages over at least a one-year period and no more than one-quarter (1/4) of such Options may be vested in any three month period.

Under the Existing Plan, Options may be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the Exchange) on the date of the grant. In the event of the death or permanent disability of an optionee, any Option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the Option. In the event of the resignation, or the termination or removal of an optionee without just cause, any Option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any Option granted to such optionee will be cancelled as at the date of termination.

Resulting Issuer Plan

At the Meeting, NAN Shareholders will be asked to consider, and if thought fit, pass, with or without variation, an ordinary resolution approving the Resulting Issuer Plan, which will replace the Existing Plan upon the Closing. See "Particulars of Matters to be Acted Upon at the Meeting – Approval of the Option Plan – Resulting Issuer Plan" below for additional details relating to the Resulting Issuer Plan. A copy of the Resulting Issuer Plan is included in Appendix "D" – Resulting Issuer Plan to this Information Circular.

Employment, Consulting and Management Agreements

The following is a description of the material terms of each agreement or arrangement under which compensation was provided during the financial year ended December 31, 2021 or is payable in respect of services provided to the Company or any of its subsidiaries that were performed by a director or Named Executive Officer.

Keith Morrison

Keith Morrison and the Company entered into an employment agreement dated December 15, 2014, setting out the terms and conditions of Mr. Morrison's employment as Chief Executive Officer of the Company.

Effective on June 1, 2018, the Company and Mr. Morrison agreed to amend the terms of Mr. Morrison's employment from direct employment to contracted consultant. In connection with the foregoing, the Company and Lacnikdon Limited, a private company controlled by Mr. Morrison, entered into a service agreement, pursuant to which Lacnikdon Limited provides the services of Mr. Morrison as the Company's Chief Executive Officer. Under the service agreement, Lacnikdon Limited is entitled to a monthly service fee of $16,908 per month plus applicable tax, effective January 1, 2020.

If the service agreement is terminated without cause by the Company during a "Change of Control Window" (six months following the Change of Control event), or by Mr. Morrison for Good Reason (as defined below) during a Change of Control Window, the Company shall pay to Mr. Morrison in lump sum or in monthly installments cash amount equal to twenty-four months service fees at the date of termination. If the service agreement is terminated without cause by the Company outside the Change of Control Window a following a change of control, or by Mr. Morrison for Good Reason outside of a Change of Control Window, the Company shall pay to Mr. Morrison in lump sum or in monthly installments cash amount equal to eighteen months service fees at the date of termination.

Under the service agreement, "Good Reason" means, without Lacnikdon Limited's consent, any of the following: (i) a decrease in fees that would result in decline of at least 10% of the amount of the fees Mr. Morrison received in the proceeding twelve-month period (unless such reduction applies to all senior management); (ii) continued failure to pay fees; or (iii) a fundamental change in the service.

Mark Fedikow

Mark Fedikow and the Company entered into an employment agreement dated September 1, 2015, setting out the terms and conditions of Mr. Fedikow's employment as President of the Company.

Effective on August 1, 2020, the Company and Mr. Fedikow agreed to amend the terms of Mr. Fedikow's employment from direct employment to contracted consultant. In connection with the foregoing, The Company and Mount Morgan Resources Ltd., a private company controlled by Mr. Fedikow, entered into a service agreement, pursuant to which Mount Morgan Resources Ltd. provides the services of Mr. Fedikow as the Company's President. Under the service agreement, Mount Morgan Resources Ltd. is entitled to a daily rate equivalent of $1,500 plus applicable tax.

Sarah Zhu

Sarah Zhu and the Company entered into an employment agreement dated April 28, 2018, setting out the terms and conditions of Ms. Zhu's employment as Chief Financial Officer of the Company.

Effective on October 1, 2020, the Company and Ms. Zhu agreed to amend the terms of Ms. Zhu's employment from direct employment to contracted consultant. In connection with the foregoing, the Company and WJZHU Inc., a private company controlled by Ms. Zhu, entered into a service agreement, pursuant to which WJZHU Inc. provides the services of Ms. Zhu as the Company's Chief Financial Officer. Under the service agreement, WJZHU Inc. is entitled to a monthly service fee of $18,000 per month plus applicable tax.

If the service agreement is terminated without cause by the Company, the Company shall pay to Ms. Zhu in lump sum or in monthly installments cash amount equal to six months plus one month, calculated on a pro rata basis, for each year of continuous service, to a cumulative maximum period of twelve months.

The following shows the estimated incremental payments that would be payable to each of the Named Executive Officers of the Company in the event of a Change of Control or termination without cause of such Named Executive Officers on December 31, 2021.

Name	Estimated Payment for a Termination without Cause or resignation for Good Reason during a Window Period(1) ($)	Estimated Payment for a Termination without Cause or resignation for Good Reason outside a Window Period(2) ($)
Keith Morrison, Chief Executive Officer	405,792	304,344

Notes:

(1)	Represents 24 month-period of fees at $16,908 per month, plus applicable tax, as well as the value of $Nil options that would become vested as a result of such event, based on the closing price of the NAN Shares of $0.43 on December 30, 2021.

(2)	Represents 18 month-period of fees at $16,908 per month, plus applicable tax, as well as the value of $Nil options that would become vested as a result of such event, based on the closing price of the NAN Shares of $0.43 on December 30, 2021.

Name	Estimated Change of Control Payment ($)	Estimated Termination Without Cause Payment(1) ($)
Sarah Zhu, Chief Financial Officer	Nil	171,000

Note:

(1)	Represents 9.5 month-period of fees at $18,000 per month, plus applicable taxes.

Oversight and Description of Director and Named Executive Officer Compensation

The Company has a compensation committee (the "Compensation Committee"), currently comprised of Christopher Messina (Chair), Douglas E. Ford and John Hick. The Compensation Committee is responsible for overseeing the Company's remuneration policies and practices and determining the compensation of the Named Executive Officers and directors. Prior to establishing the Compensation Committee, the Company did not have in place any formal objectives, criteria or analysis; instead, it relied mainly on Board discussion.

The Company's executive compensation program has three principal components: base salary, incentive bonus plan and stock options.

Base Salary

The Company provides executive officers with base salaries or consulting fees, which represent their minimum compensation for services rendered, or expected to be rendered. The Named Executive Officers' base compensation depends on the scope of their experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, competitiveness and the Company's existing financial resources.

Base salary is a fixed element of compensation that is payable to each Named Executive Officer for performing the specific duties of his or her position. The amount of base salary is determined through negotiation of employment terms with each Named Executive Officer and is determined on an individual basis. While base salary is intended to fit into the Company's overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of base salary. Compensation is set with informal reference to the market for similar jobs in Canada and internationally.

Incentive Bonuses

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performance for executive officers and employees. As the Company grows and develops its projects, it is expected that an annual incentive award program will be formalized that will clearly articulate performance objectives and specific measurable goals that will be linked to individual performance criteria set for the Named Executive Officers and other executive officers. No bonuses were paid to executive officers and employees during the Company's financial year ended December 31, 2021.

Option-Based Awards

Options are granted to provide an incentive to the directors, officers, employees and Consultants of the Company to achieve the longer-term objectives of the Company, to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards Options to its executive officers based upon the recommendation of the Compensation Committee, which recommendation is based on the Compensation Committee's review of a proposal from the Chief Executive Officer. Previous grants of Options are taken into account when considering new grants.

The implementation of new incentive stock option plans and amendments to the Company's Existing Plan are the responsibility of the Compensation Committee.

Other Compensation

The Company has no other forms of compensation, although payments may be made from time to time to individuals, or the companies they control, for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm's length services providers.

Compensation Risks

The Compensation Committee is responsible for considering, reviewing and establishing executive compensation programs, and whether the programs encourage unnecessary or excessive risk taking. The Company believes the programs are balanced and do not motivate unnecessary or excessive risk taking.

Base salaries are fixed in amount and thus do not encourage risk taking. While annual incentive awards and bonuses focus on the achievement of short term or annual goals, and short term goals may encourage the taking of short-term risks at the expense of long-term results, the Company's annual incentive award program is designed to represent a small percentage of employees' total compensation opportunities. No bonuses were paid to executive officers and employees during the Company's financial year ended December 31, 2021.

Option awards are important to further align the interests of Named Executive Officers with those of the NAN Shareholders. The ultimate value of the awards is tied to the Company's stock price and, since awards are staggered and subject to long-term vesting schedules, they help ensure that Named Executive Officers have significant value tied to long-term stock price performance.

Hedging

The Company has not established any policies related to the purchase by directors or executive officers of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any director or executive officer of the Company.

Pension Disclosure

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Securities Authorized for Issuance under Equity Compensation PLAN

The following table sets forth information with respect to all compensation plans under which equity securities are authorized for issuance as of December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	19,000,000	$0.27	4,021,028
Total	19,000,000	$0.27	4,021,028

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than any indebtedness that has been entirely repaid on or before the date of this Information Circular or "routine indebtedness" (as defined in Form 51-102F5 – Information Circular of NI 51-102), none of:

(a)	the individuals who are, or at any time since the beginning of the last financial year of the Company were, a director or executive officer of the Company;

(b)	the proposed Nominees for election as a director of the Company; or

(c)	any Associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries, or indebted to another entity, where such indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular or in the notes to the audited consolidated financial statements of the Company for the financial year ended December 31, 2021, none of:

(a)	the Informed Persons of the Company;

(b)	the proposed Nominees for election as a director of the Company; or

(c)	any Associate or Affiliate of the foregoing persons,

has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Overview of the RTO Transaction

On April 25, 2022, the Company and NAN Subco entered into the Amalgamation Agreement with PNR, a private corporation existing under the laws of the Province of Ontario, in respect of a proposed business combination that will result in a "reverse takeover" and a "Change of Control" (each as defined in the policies of the Exchange) of NAN (the "RTO Transaction"). The Amalgamation Agreement provides for, inter alia, the Amalgamation of PNR and NAN Subco to form "Amalco", pursuant to a triangular amalgamation under Section 175 of the OBCA. Prior to the Effective Time, the PNR Shares and the 15% Warrant (as defined below) held by NAN will be contributed to NAN Subco, resulting in such securities being cancelled by operation of the triangular amalgamation. Upon the Amalgamation, each PNR Share issued and outstanding immediately prior to the Effective Time, other than in respect of such PNR Shares held by a Dissenting PNR Shareholder, will be exchanged for Resulting Issuer Shares on the basis of one (1) PNR Share for 1.054 Resulting Issuer Shares after giving effect to the Consolidation (or 5.27 NAN Shares on a pre-Consolidation basis), and each PNR Share will thereafter be cancelled. Each NAN Subco Share issued and outstanding immediately prior to the Effective Time will be exchanged for one fully paid and non-assessable Amalco Share, and all of the NAN Subco Shares shall thereafter be cancelled without any repayment of capital in respect thereof. As consideration for the issuance of the Resulting Issuer Shares to PNR Shareholders to effect the Amalgamation, Amalco will issue to the Resulting Issuer one Amalco Share for each Resulting Issuer Share so issued. All convertible or exchangeable securities of PNR issued and outstanding immediately prior to the Effective Time will remain outstanding and become options and warrants of the Resulting Issuer and all PNR Options outstanding will be exchanged for Resulting Issuer Replacement Options, after giving effect to the Exchange Ratio and the Consolidation. For the purposes of this Information Circular, the term "Resulting Issuer" refers to the Company upon completion of the RTO Transaction.

In connection with the RTO Transaction, among other things: (i) the Board will be reconstituted; (ii) the Existing Plan will be replaced with the Resulting Issuer Plan; (iii) NAN's corporate existence will be continued from the BCBCA to the OBCA; and (iv) NAN will change its name to "Premium Nickel Resources Ltd.", or such other name as may be determined by the Board, subject to applicable regulatory approval and the terms of the Amalgamation Agreement. The Company also intends to consolidate the issued and outstanding NAN Shares on the basis of one (1) post-consolidation NAN Share for each five (5) pre-consolidation NAN Shares, which is expected to be implemented by resolution of the Board prior to Continuance.

In support of the RTO Transaction, all of the directors and officers of NAN and certain NAN Shareholders, including Sentient Global Resources Fund IV, L.P. and Contemporary Amperex Technology Canada Limited, representing approximately 54% of the outstanding NAN Shares, have entered into voting support agreements with PNR in support of the RTO Transaction. In addition, all of the directors and officers and certain shareholders of PNR, representing approximately 69% of the outstanding PNR Shares, have entered into voting support agreements with NAN in support of the RTO Transaction.

As of the date hereof, NAN holds a common share purchase warrant in the capital of PNR entitling it to acquire up to an undiluted 15% of the PNR Shares at an exercise price of US$10 million until February 26, 2025 (the "15% Warrant"). In connection with, and immediately prior to, the entry into of the Amalgamation Agreement, NAN and PNR entered into a waiver and suspension agreement, pursuant to which NAN agreed to suspend its exercise privileges under the 15% Warrant until the later of the 61st calendar day following the date of the Amalgamation Agreement and the date the Amalgamation Agreement is terminated. The 15% Warrant will concurrently and automatically terminate upon the completion of the RTO Transaction.

Certain directors and officers of NAN are also directors and officers of PNR (the "Interlocked Insiders"). As a result, the Amalgamation Agreement is considered to be a "Non-Arm's Length" agreement pursuant to the policies of the Exchange. The Interlocked Insiders include Charles Riopel (Non-Executive Chairman of NAN and Chairman of PNR), Keith Morrison (Chief Executive Officer and director of both NAN and PNR) and Sarah Zhu (Chief Financial Officer of both NAN and PNR).

The terms of the RTO Transaction were determined pursuant to arm's length negotiations between representatives of NAN and PNR, through the "NAN Special Committee" and "PNR Special Committee", each of which do not include the Interlocked Insiders. The Interlocked Insiders who are directors of PNR and NAN were excluded from board resolutions in respect of the RTO Transaction. Each of NAN and PNR retained independent counsel to the NAN Special Committee and PNR Special Committee, respectively. In addition, in connection with its evaluation of the RTO Transaction, the respective boards and special committees of each of NAN and PNR received fairness opinions from their respective financial advisors, specifically: (i) the Board and the special committee of NAN received a written fairness opinion dated April 22, 2022 (the "NAN Fairness Opinion") from INFOR, the financial advisor to NAN and the NAN Special Committee, to the effect that, as of the date of the NAN Fairness Opinion, and based upon and subject to the assumptions, limitations and qualifications set out in NAN Fairness Opinion, the RTO Transaction (including the Exchange Ratio) is fair, from a financial point of view, to the NAN Shareholders; and (ii) the board of directors of PNR received a verbal fairness opinion on April 25, 2022 (the "PNR Fairness Opinion") from Evans & Evans, Inc., the financial advisor to the PNR Special Committee, to the effect that, as of the date of the PNR Fairness Opinion, and based upon and subject to assumptions, limitations and qualifications set out in the PNR Fairness Opinion, the consideration to be received by the PNR Shareholders pursuant to the Amalgamation is fair, from a financial point of view to the PNR Shareholders.

The RTO Transaction requires the approval of the NAN Shareholders; however, pursuant to the policies of the Exchange, such approval may be obtained by way of written consent from the holders of a majority of the NAN Shares. The Company intends to obtain approval in this manner.

The RTO Transaction is very important to the Company and certain matters to be considered at the Meeting are necessary in order to prepare the Company to complete the RTO Transaction. Failure to approve the corresponding resolutions could impede or prevent the completion of the RTO Transaction.

Further details of the terms of the RTO Transaction are set out in the Amalgamation Agreement, a copy of which is available on SEDAR (www.sedar.com) under NAN's issuer profile. Please also refer to the news releases of the Company dated April 26, 2022 and April 28, 2022 for further information with respect to the RTO Transaction.

Financial Statements

At the Meeting, NAN Shareholders will receive and consider the audited consolidated financial statements of NAN as at and for the years ended December 31, 2021, and the independent auditor's report thereon, but no vote by the NAN Shareholders with respect thereto is required or proposed to be taken. These annual financial statements, the auditor's report thereon and the related management's discussion and analysis for the financial year ended December 31, 2021, have been mailed to the NAN Shareholders who requested to receive them and are also available on SEDAR (www.sedar.com) under NAN's issuer profile. Additional copies of the financial statements may be obtained from the Company on request and will be available at the Meeting.

Appointment and Remuneration of Auditor

At the Meeting, NAN Shareholders will be asked to approve the appointment of DMCL as the auditor of the Company to hold office until the close of the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditor's remuneration. DMCL has been the auditor of the Company since May 27, 2005.

The persons named in the accompanying form of proxy intend to vote FOR the appointment of DMCL as the auditor of the Company until the close of the next annual general meeting of shareholders or until its successor is appointed and the authorization of the Board to fix the remuneration of DMCL, unless the NAN Shareholder who has given such proxy has directed that the NAN Shares represented by such proxy be withheld from voting in respect of the appointment of the auditor of the Company.

Election of the Directors

Each director of the Company is elected annually and holds office until the next annual general meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the articles of NAN or any successor corporation thereof. The Board currently consists of six directors, the term of office for each of whom expires at the close of the Meeting.

In light of the RTO Transaction, NAN Shareholders will be asked at the Meeting to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution (the "Director Election Resolution"):

(a)	approving six (6) directors proposed by management of the Company, with each of Keith Morrison, Charles Riopel, Douglas E. Ford, Christopher Messina, Zhen Janet Huang and John Hick recommended for election at the Meeting (the "Original Board"), to hold office from the close of the Meeting until the earlier of (i) the Closing of the RTO Transaction, or (ii) if the RTO Transaction is not completed, until the next annual general meeting of the NAN Shareholders or until their successors are duly elected or appointed; and

(b)	conditional upon, and concurrently with, the Closing, approving six (6) directors nominated by PNR pursuant to the Amalgamation Agreement, with each of Keith Morrison, Charles Riopel, John Hick, Sheldon Inwentash, Sean Whiteford and John Chisholm recommended for election as directors of the Resulting Issuer (the "Resulting Issuer Board" and together with the Original Board, the "Nominees" and each a "Nominee"), to hold office until the next annual general meeting of shareholders following the Closing, or until their successors are duly elected or appointed.

The full text of the Director Election Resolution is set out in Appendix "A" – Resolutions to be Approved at the Meeting to this Information Circular. In order to be passed, the Director Election Resolution requires the approval of a majority of the votes cast thereon by NAN Shareholders present in person or represented by proxy at the Meeting.

It is a condition to the Closing that the proposed members of the Resulting Issuer Board, comprised of six (6) individuals, referred to above, be elected, effective as of the Closing, as directors of the Resulting Issuer.

The Board unanimously recommends that NAN Shareholders vote FOR the Director Election Resolution. In the absence of instructions to the contrary, the persons whose names appear in the enclosed form of proxy intend to vote FOR the Director Election Resolution.

Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying form of proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. All Nominees have established their eligibility and willingness to serve as directors.

Information with respect to each Nominee comprising the Original Board and the Resulting Issuer Board is included below. The disclosure below is based upon information furnished by the respective Nominee. Except as otherwise indicated, each of the proposed Nominees has held the principal occupation shown beside the Nominee's name in the tables below, or another executive office with the same or a related company, for the last five years.

Original Board

The following table sets out required information regarding the persons nominated by management for election as a director, and which comprise the Original Board. No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

Name, Province or State and Country of Residence, Present Position with the Company	Principal Occupation and, IF NOT at Present an ELECTED Director, Occupation During the Past Five Years	Director Since	Number of NAN Shares Beneficially Owned, Controlled or Directed(1)		Number of Resulting Issuer Shares to be Beneficially Owned, Controlled or Directed(1)(2)
Keith Morrison(4)(6) Ontario, Canada Chief Executive Officer and Director	Director and CEO of PNR and a director and CEO of NAN	December 17, 2014	1,740,117	(8)	7,013,386	(8)
Charles Riopel(3)(4)(6) Quebec, Canada Chairman and Director	Founder and managing partner of Latitude 45°	June 27, 2019	209,243		1,366,954
Douglas E. Ford(3)(5)(7) British Columbia, Canada Lead Director	General Manager of Dockside Capital Group Inc. Chief Financial Officer and Director of Chemistree Technology Inc.	September 10, 1992	276,050	(9)	55,210
Christopher Messina(3)(7) Florida, United States Director	Managing Partner of Mannahatta Partners LLC	October 5, 2015	128,143		25,628
Zhen Janet Huang(5) NingDe, China Director	Head of Internal Audit for Contemporary Amperex Technology Co, Limited	April 1, 2019	Nil		Nil
John Hick(7) Ontario, Canada Director	Corporate Director	February 26, 2021	Nil		Nil

Notes:

(1)	The information as to NAN Shares and the Resulting Issuer Shares beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective Nominee. The NAN Shares are presented on a pre-Consolidation basis.
(2)	Reflects the number of Resulting Issuer Shares expected to be beneficially owned, controlled or directed, directly or indirectly, on a pro forma basis, after giving effect to: (i) the Consolidation; (ii) the exchange of PNR Shares for Resulting Issuer Shares; and (iii) the conversion of Subscription Receipts for Resulting Issuer Shares.

(3)	Member of the Audit Committee.
(4)	Member of the Disclosure Compliance Committee.
(5)	Member of the Corporate Governance Committee.
(6)	Member of the Technical Oversight Committee.
(7)	Member of the Compensation Committee.
(8)	Mr. Morrison holds (i) 899,291 NAN Shares, directly, (ii) 840,826 NAN Shares, indirectly, through Lacnikdon Limited, a private company beneficially owned or controlled by Mr. Morrison, (iii) 2,900,000 PNR Shares, directly, and (iv) 3,423,874 PNR Shares, indirectly, through Breniklan Limited, a private company beneficially owned or controlled by Mr. Morrison.
(9)	Mr. Ford holds (i) 76,050 NAN Shares, directly, and (ii) 200,000 NAN Shares, indirectly, through Dockside Capital Group Inc., a private company of which Mr. Ford is a director and officer.

Resulting Issuer Board

The following table sets out required information regarding the persons nominated by management for election as a director concurrently with, and conditional upon, the Closing, which comprise the Resulting Issuer Board. No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity, or in connection with the RTO Transaction.

At the time of the Meeting, the RTO Transaction will not yet have been completed and there can be no assurance at that time that the RTO Transaction will be completed. If the RTO Transaction does not proceed, the Original Board will remain as directors of the Company for the ensuing year, and the Resulting Issuer Board will not be appointed as directors of the Company. If the RTO Transaction proceeds, the Resulting Issuer Board will be appointed and the term of office of each director of the Resulting Issuer Board will expire immediately prior to the first annual meeting of shareholders of the Resulting Issuer following the completion of the RTO Transaction or until their successors are elected or appointed. In addition, it is anticipated that a seventh director will be appointed to the Resulting Issuer Board following the Closing.

Name, Province or State and Country of Residence, Present Position with the Company	Principal Occupation and, if not at Present an Elected Director, Occupation During the Past Five Years	Director Since	Number of NAN Shares Beneficially Owned, Controlled or Directed(1)		Number of Resulting Issuer Shares to be Beneficially Owned, Controlled or Directed(1)(2)
Keith Morrison(3) Ontario, Canada Chief Executive Officer and Director	Director and CEO of PNR and a director and CEO of NAN	December 17, 2014	1,740,117	(4)	7,013,386	(4)
Charles Riopel(5) Quebec, Canada Chairman and Director	Founder and managing partner of Latitude 45°	June 27, 2019	209,243		1,366,954
John Hick(3)(5) Ontario, Canada Director	Corporate Director	February 26, 2021	Nil		Nil
Sheldon Inwentash(5)(6) Ontario, Canada Proposed Director	Chairman and Chief Executive Officer, ThreeD Capital Inc., a Toronto-based venture capital company.	N/A	Nil		16,377,277	(7)(8)

Name, Province or State and Country of Residence, Present Position with the Company	Principal Occupation and, if not at Present an Elected Director, Occupation During the Past Five Years	Director Since	Number of NAN Shares Beneficially Owned, Controlled or Directed(1)	Number of Resulting Issuer Shares to be Beneficially Owned, Controlled or Directed(1)(2)
Sean Whiteford(3)(6) Ohio, United States Proposed Director	Vice President, Business Development at Burgundy Diamond Mines Ltd (ASX:BDM), President, Osgood Mountains Gold	N/A	100,000	20,000
John Chisholm(6) Ontario, Canada Proposed Director	Founder and executive chairman of Temex Resources, Forsys Metals, Carta Worldwide, and Land Administration Company; founder and director of PNR	N/A	3,654,833	7,549,697	(9)

Notes:

(1)	The information as to NAN Shares and the Resulting Issuer Shares beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective Nominee. The NAN Shares are presented on a pre-Consolidation basis.
(2)	Reflects the number of Resulting Issuer Shares expected to be beneficially owned, controlled or directed, directly or indirectly, on a pro forma basis, after giving effect to: (i) the Consolidation; (ii) the exchange of PNR Shares for Resulting Issuer Shares; and (iii) the conversion of Subscription Receipts for Resulting Issuer Shares.
(3)	Proposed member of the Corporate Governance and Nominating Committee.
(4)	Mr. Morrison holds (i) 899,291 NAN Shares, directly, (ii) 840,826 NAN Shares, indirectly, through Lacnikdon Limited, a private company beneficially owned or controlled by Mr. Morrison, (iii) 2,900,000 PNR Shares, directly, and (iv) 3,423,874 PNR Shares, indirectly, through Breniklan Limited, a private company beneficially owned or controlled by Mr. Morrison.
(5)	Proposed member of the Audit Committee.
(6)	Proposed member of the Compensation Committee.
(7)	Mr. Inwentash holds (i) 7,319,668 PNR Shares, directly, and (ii) 8,218,546 PNR Shares, indirectly, through ThreeD Capital Inc., a public company of which Mr. Inwentash is a CEO and Chairman.
(8)	Immediately following the Closing of the RTO Transaction, Mr. Inwentash is expected to beneficially own, control or direct, directly or indirectly, more than to 10% of the issued and outstanding Resulting Issuer Shares.
(9)	Mr. Chisholm holds (i) 3,654,833 NAN Shares, indirectly, through his wife, Brenda Chisholm, and (ii) 6,469,384 PNR Shares, directly.

Immediately following the Closing of the RTO Transaction, it is anticipated that there will be 113,155,185 Resulting Issuer Shares outstanding after giving effect to (i) the Consolidation, (ii) the exchange of PNR Shares for Resulting Issuer Shares, and (iii) the conversion of Subscription Receipts for Resulting Issuer Shares, with 26,774,006 Resulting Issuer Shares being held by the current shareholders of NAN, 82,157,579 Resulting Issuer Shares being held by the current shareholders of PNR, and 4,233,600 Resulting Issuer Shares being held by the holders of the Subscription Receipts. The directors of the Resulting Issuer, as a group, are expected to beneficially own, control or direct, directly or indirectly, 32,327,314 Resulting Issuer Shares, representing approximately 28.6% of the pro forma Resulting Issuer Shares outstanding.

Resulting Issuer Board Biographies

The following are brief biographies of the directors of the Resulting Issuer.

Keith Morrison, Director and Chief Executive Officer

Mr. Morrison has over 40 years of global experience in the resources sector, with an accomplished background in strategy, finance, exploration, technology, global operations, capital markets and corporate development. Formerly, Mr. Morrison co-founded two significant Canadian-based success stories, Quantec, a world-leader in deep sub-surface imaging technologies, and QGX, a Canadian-based public exploration company which operated in Mongolia prior to its acquisition. Since 1986, Mr. Morrison has continuously served on private and public company board of directors, and senior management teams as Chief Executive Officer. During this period, he has been in leadership positions through multiple commodity cycles and several black swan events. He currently serves as a director and the Chief Executive Officer of PNR, and a director and the Chief Executive Officer of NAN.

Charles Riopel, Director

Mr. Riopel is an accomplished senior-level executive with over 25 years domestic/international investment experience in mining. He has managed over the years both private and public investment funds. He is the founder and managing partner at Latitude 45°, a private equity fund specialized in mining. Prior thereto, he was Senior Investment Director at The Sentient Group, one of the largest private equity funds in mining, with over US$2.7 billion under management. At The Sentient Group, he worked on and completed 12 follow-on investments as well as one exit - actively managing investments and re-engineering projects in copper, gold, uranium, nickel and manganese. From 2006 to 2012, he served as Senior Investment Director Metals & Mining at the SGF, a public fund with over US$5 billion under management. During these years, he invested approximately US$200 million per year in mining projects, from greenfield exploration to operations, directly managing drilling programs to approximately US$10 billion in construction. While working at the SGF, he invested in, directly managed, turned around and exited more than 20 investments and mining projects. Mr. Riopel was appointed to the board of directors of PNR in 2019, and is currently Chairman of the board of directors of PNR, Premium Nickel Resources International (Barbados), Premium Nickel Resources Selebi (Barbados) and Premium Nickel Resources Selkirk (Barbados). He is also the Non-Executive Chairman of NAN, and a member of the board of directors of Meridian Mining UK (Cu-Au-Mn) and the Foundation of Greater Montreal (local charity managing over US$250 million in charitable donations). He has served as a director and/or officer of several Canadian and international companies. He holds a Bachelor of Economics from Montreal University and a Masters in Business Administration from Laval University.

John Hick, Director

Mr. Hick has over 40 years of experience in the mining industry in both senior management positions and as an independent director. He currently serves as an independent director, and in some cases the non-executive Chairman, to a number of publicly listed companies. Formerly, Mr. Hick has held board and/or senior management positions with a number of other Canadian mining companies, including Medoro Resources Ltd., St. Andrew Goldfields Ltd., First Uranium Corp., Defiance Mining Corp./Geomaque Explorations Ltd, TVX Gold Inc., Cambior Inc., Rio Narcea Gold Mines Ltd, Rayrock Resources Inc., Revett Minerals Inc. and Placer Dome Inc. Mr. Hick holds a B.A. from the University of Toronto, and a LLB from the University of Ottawa. He currently serves as a director of NAN, the Chairman of Mako Mining Corp., the Chairman of Quebec Precious Minerals Corp., a director of Diamond Estates Wines & Spirits Inc. and a director of Samco Gold Ltd.

Sheldon Inwentash, Proposed Director

Mr. Inwentash has more than 30 years of investing experience and has been instrumental in raising $15 billion for his portfolio companies over the last 20 years. He co-founded Visible Genetics, the first commercial pharmacogenomics company, in 1994 and exited in 2001 to Bayer. Through two decades leading Pinetree Capital Ltd. as a chief executive officer, Mr. Inwentash created significant shareholder value through early investments in Queenston Mining (acquired by Osisko Mining Corp. for $550 million), Aurelian Resources (acquired by Kinross for $1.2 billion) and Gold Eagle Mines (acquired by Goldcorp for $1.5 billion) to name a few. Mr. Inwentash has been an active investor in, and advisor for, various companies in Africa, such as AfriOre Platinum Ltd. taken over by Lonmin (South Africa), Auryx Gold Corp. combined with B2 Gold Corp. (Namibia), Caledonia Mining Corporation (Zimbabwe) and others. Mr. Inwentash obtained his B.Comm from the University of Toronto and is a Chartered Accountant/Certified Professional Accountant. In 2007, he was an Ontario finalist for the Ernst & Young entrepreneur-of-the-year award. In 2012, Mr. Inwentash received an honorary doctor of laws (LL.D) degree from the University of Toronto for his valuable leadership as an entrepreneur, his philanthropy, and inspirational commitment to making a difference in the lives of children, youth and their families. Mr. Inwentash is founder, chairman and chief executive officer of ThreeD Capital Inc. a Toronto-based venture capital firm. He currently serves as a director of PNR.

Sean Whiteford, Proposed Director

Mr. Whiteford has over 25 years of mineral exploration and operational experience in the mining industry. He is currently the Vice President, Business Development at Burgundy Diamond Mines Ltd (ASX:BDM). He started his career as an exploration geologist with BHP-Utah Mines based in Toronto. He subsequently spent 13 years with the Rio Tinto Group in various corporate, operational and technical roles in Australia, Canada and the United States. Mr. Whiteford joined Cliffs Natural Resources in 2009, where he held various executive positions, including Vice President, Exploration and Vice President, Eastern Canada Iron Ore Operations. In addition, he is the President of Osgood Mountains Gold and has extensive experience working as strategic consultant for mining and exploration companies in the United States and Canada. Mr. Whiteford is a Member of the AusIMM, holds a B.Sc. in geology from the University of Windsor and has also completed the Advanced Management Program at Columbia Business School.

John Chisholm, Proposed Director

Mr. Chisholm is a senior financial executive with over 30 years of investment experience. As a senior executive of Merrill Lynch and CIBC Wood Gundy, he has participated in over 100 IPOs. Mr. Chisholm is a founder of Temex Resources, Forsys Metals, Carta Worldwide and Land Administration Company, where he currently serves as Executive Chairman. He is also one of the founders of PNR, where he serves as a director. As a graduate of the University of Guelph in economics, he is well-positioned to help guide companies with respect to raising funds for large projects. He has been involved in raising over $200-million for various companies and has an extensive list of worldwide contacts in both the mining and technology sector. He currently serves as a director of PNR.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of the following disclosure, "order" means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, any of which was in effect for a period of more than thirty (30) consecutive days.

Except as disclosed below, to the knowledge of the Company, no proposed Nominee of NAN or the Resulting Issuer:

(a)	is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including NAN) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, as at the date of this Information Circular, or has been within ten (10) years before the date of this Information Circular, a director or executive officer of any company (including NAN) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, amalgamation or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, amalgamation or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Hick was a director of the Carpathian Gold Inc. ("Carpathian") when, on April 16, 2014, the Ontario Securities Commission issued a permanent management cease trade order, which superseded a temporary management cease trade order (the "MCTO") dated April 4, 2014, against the management of Carpathian. The MCTO was issued in connection with the Carpathian's failure to file its audited annual financial statements for the year ended December 31, 2013, management's discussion and analysis relating to the audited annual financial statements for the year ended December 31, 2013, and corresponding certifications of the foregoing filings as required by National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings. The MCTO was lifted on June 19, 2014 following the filing of the required continuous disclosure documents on June 17, 2014.

Approval of the Resulting Issuer Plan

The Resulting Issuer Plan, a copy of which is included in Appendix "D" – Resulting Issuer Plan to this Information Circular, is proposed to be adopted for the Resulting Issuer upon completion of the RTO Transaction.

Pursuant to Exchange Policy 4.4, NAN Shareholders will be asked at the Meeting to consider, and if thought appropriate, to pass, with or without variation, an ordinary resolution to approve, conditionally upon and concurrently with, the Closing, the Resulting Issuer Plan (the "Option Plan Resolution"), the full text of which is included in Appendix "A" – Resolutions to be Approved at the Meeting to this Information Circular.

The Board unanimously recommends that NAN Shareholders vote FOR the Option Plan Resolution. The Option Plan Resolution is an ordinary resolution, which must be passed by more than 50% of the votes cast by those NAN Shareholders entitled to vote, whether cast in person or by proxy. In the absence of instructions to the contrary, the persons whose names appear in the enclosed form of Proxy intend to vote FOR the Option Plan Resolution. If the Option Plan Resolution is approved by NAN Shareholders and the RTO Transaction is completed, the Resulting Issuer Plan will be authorized to be implemented by the Resulting Issuer.

The following is a summary of the principal terms of the Resulting Issuer Plan, which is qualified in its entirety by reference to the text of the Resulting Issuer Plan, a copy of which is included in Appendix "D" – Resulting Issuer Plan attached to this Information Circular.

The Resulting Issuer Plan is a "fixed" stock option plan, pursuant to which the Resulting Issuer may issue up to 22,600,000 options ("Resulting Issuer Options") to Eligible Persons. On Closing of the RTO Transaction, Resulting Issuer Options will also be issued to former holders of stock options of PNR (the "Resulting Issuer Replacement Options").

In addition to Resulting Issuer Replacement Options, incentive Resulting Issuer Options under the Resulting Issuer Plan may be granted by the Resulting Issuer Board to eligible persons, who are directors, officers, employees or consultants of the Resulting Issuer or its subsidiaries, eligible persons who are employees of a company providing management services to the Resulting Issuer, or, in certain circumstances, charitable organizations. Resulting Issuer Options granted under the Resulting Issuer Plan have a maximum exercise period of up to 10 years, as determined by the Resulting Issuer Board.

The Resulting Issuer Plan limits the number of Resulting Issuer Options which may be granted to any one individual to not more than 5% of the total Resulting Issuer Shares in any 12 month period (unless otherwise approved by the "disinterested shareholders" of the Resulting Issuer). A "disinterested shareholder" is a shareholder who is not a director, officer, promoter, or other insider of the Resulting Issuer, or its associates or affiliates, as such terms are defined under the Securities Act (Ontario). In addition, unless otherwise approved by the disinterested shareholders of the Resulting Issuer, the number of Resulting Issuer Shares issuable under the Resulting Issuer Plan to all insiders of the Resulting Issuer as a group shall not exceed 10% of the total Resulting Issuer Shares at any point in time.

The number of Resulting Issuer Options granted to any one consultant or investor relations service providers in any 12-month period must not exceed 2% of the total issued Resulting Issuer Shares. Resulting Issuer Options granted to investor relations service providers shall vest in stages over at least a one-year period, in accordance with the policies of the Exchange. Subject to the foregoing, any Resulting Issuer Options granted under the Resulting Issuer Plan will not be subject to any vesting schedule, unless otherwise determined by the Resulting Issuer Board or required by the policies of the Exchange.

The number of Resulting Issuer Options granted to all eligible charitable organizations in the aggregate must not exceed 1% of the Resulting Issuer Shares on the date of grant, which Resulting Issuer Options shall expire on or before the earlier of (i) the date that is ten years from the grant date, or (ii) the 90th day following the date that the holder of such Resulting Issuer Options ceases to be an eligible charitable organization under the Resulting Issuer Plan.

Resulting Issuer Options under the Resulting Issuer Plan may be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the Exchange) on the date of the grant, provided that notwithstanding the foregoing, the exercise price of the Resulting Issuer Replacement Options shall be as determined in accordance with the Amalgamation Agreement. In the event of the death or permanent disability of an optionee, any Resulting Issuer Option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the Resulting Issuer Option. In the event of the resignation, or the termination or removal of an optionee without just cause, any Resulting Issuer Option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any Resulting Issuer Option granted to such optionee will be cancelled as at the date of termination. Resulting Issuer Replacement Options held by persons who are not eligible persons under the Resulting Issuer Plan at the Closing of the RTO Transaction will expire 12 months from the date of the Closing of the RTO Transaction.

Resulting Issuer Options may be exercised by the holder thereof (i) by delivering to the Resulting Issuer a notice specifying the number of Resulting Issuer Shares in respect of which the Resulting Issuer Option is exercised together with payment in full of the exercise price for each such Resulting Issuer Share, (ii) through a cashless exercise mechanism whereby the Company has certain arrangements with a brokerage firm, or (iii) a net exercise mechanism whereby the optionee receives only the number of Resulting Issuer Shares that is equal to the quotient obtained by dividing (A) the product of the number of Resulting Issuer Options being exercised and the difference between the 5-day volume weighted average price of the underlying Resulting Issuer Shares on the Exchange immediately preceding the exercise and the exercise price of the subject Resulting Issuer Option by (B) the 5-day volume weighted average price of the underlying Resulting Shares.

Approval of the Continuance

The Company is currently governed by the BCBCA. At the Meeting, NAN Shareholders will be asked to consider and, if thought fit, to pass, with or without variation, a special resolution approving the Continuance of the Company from the Province of British Columbia under the BCBCA to the Province of Ontario under the OBCA (the "Continuance Resolution"). To be effective, the Continuance Resolution must be approved at the Meeting by at least two-thirds (66 2/3%) of the votes cast thereon by NAN Shareholders, voting as a single class, present in person or represented by proxy at the Meeting. If the NAN Shareholders do not approve the Continuance Resolution, the Continuance will not proceed.

Assuming the Continuance Resolution is approved at the Meeting, it is the current intention of the Company to effect the Continuance prior to the completion of the RTO Transaction. Notwithstanding the approval of the Continuance Resolution by NAN Shareholders, the Board may, in its sole discretion abandon such proposed Continuance without further approval or action by, or prior notice to, the NAN Shareholders.

The full text of the Continuance Resolution is set out in Appendix "A" – Resolutions to be Approved at the Meeting to this Information Circular.

The Board unanimously recommends that NAN Shareholders vote FOR the Continuance Resolution. In the absence of instructions to the contrary, the persons whose names appear in the enclosed form of proxy intend to vote FOR the Continuance Resolution.

The Continuance, if approved and effected, will change the legal domicile of the Company to the Province of Ontario and will affect certain of the rights of NAN Shareholders as they currently exist under the BCBCA. Accordingly, NAN Shareholders should consult their own independent legal advisors regarding implications of the Continuance, which may be of particular importance to them. NAN Shareholders are referred to Appendix "F" – Certain Corporate Differences Between BCBCA and OBCA attached to this Information Circular for a summary of the differences between the BCBCA and OBCA. The summary is not exhaustive and NAN Shareholders are advised to review the full text of the OBCA.

Reason for the Continuance

Given the connection of the Resulting Issuer to Ontario, and that Amalco will exist under the OBCA, the Board deemed it in the best interests of the Company to complete the Continuance and register under the OBCA under the name "Premium Nickel Resources Ltd.".

Procedure for the Continuance

In order to effect the Continuance, the following steps must be taken:

(a)	the NAN Shareholders must approve the Continuance Resolution at the Meeting, authorizing the Company to, among other things, file the prescribed application for authorization to continue out of British Columbia (the "Export Application") with the registrar appointed under the BCBCA (the "BC Registrar");

(b)	the BC Registrar must authorize the proposed Continuance (the "Authorization");

(c)	the Company must then file articles of Continuance (the "Articles of Continuance"), the Authorization and any other necessary documentation with the director appointed under the OBCA (the "Ontario Director"), who will then issue a Certificate of Continuance; and

(d)	the Certificate of Continuance received from the Ontario Director must be submitted to the BC Registrar, who will then publish a notice that the Company has been continued into Ontario.

Effect of the Continuance

Upon the issuance of a Certificate of Continuance for the Company under the OBCA, the Company will cease to be a corporation governed by the BCBCA and will be governed by the OBCA. The Continuance does not create a new legal entity and will not prejudice or affect the continuity of the Company. The Continuance will not result in any change in the business of the Company. Upon the completion of the Continuance, there is no change in:

(a)	the ownership of corporate property;

(b)	liability for the obligations of the Company;

(c)	the existence of a cause of action, claim or liability to prosecution;

(d)	enforcement against the Company of any civil, criminal, administrative action or proceedings pending; and

(e)	the enforceability of any conviction against, or ruling, order or judgment in favour of or against the Company.

Furthermore, any NAN Shares issued before the Continuance will continue to be shares of the Company, as a company governed by the OBCA. The Continuance does not relieve a holder of NAN Shares of any liability in respect of such NAN Shares.

Certain Corporate Differences Between the BCBCA and the OBCA

In general terms, the OBCA provides to NAN Shareholders substantively the same rights as are available to NAN Shareholders under the BCBCA, including the right of dissent and appraisal and the right to bring derivative actions and oppression actions. There are, however, important differences. NAN Shareholders are referred to Appendix "F" – Certain Corporate Differences Between BCBCA and OBCA attached to this Information Circular for a summary of the differences between the BCBCA and OBCA. The summary is not exhaustive and NAN Shareholders are advised to review the full text of the OBCA and consult their legal advisors regarding the implications of the Continuance.

Articles of Continuance and By-Law No. 1

As noted above, the Company is required to file Articles of Continuance with the Ontario Director in order to effect the Continuance, which proposed Articles of Continuance are attached hereto as Appendix "G" – Form of Articles of Continuance to this Information Circular. In addition, if the Continuance becomes effective, the Company will adopt by-laws, substantially in the form attached hereto as Appendix "H" – By-Law No. 1 of Resulting Issuer to this Information Circular (the "By-Law No. 1"), in order to, among other things, increase the quorum requirement for shareholder meetings of the Resulting Issuer, include advance notice provisions (the "Advance Notice Provisions") and reflect evolving corporate governance standards.

If the RTO Transaction and the Continuance proceed and are completed and the By-Law Resolution is passed, the By-Law No. 1 will be the by-laws of the Resulting Issuer. NAN's existing articles under the BCBCA (the "Existing Articles") will be repealed as of the filing of the Articles of Continuance. The repeal shall not affect the previous operation of the Existing Articles so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, the repealed Existing Articles before its repeal.

Quorum Requirement

In line with good corporate governance practices, the quorum for each meeting of the shareholders of the Resulting Issuer will be at least two shareholders of the Resulting Issuer, each of whom is entitled to vote at such meeting, holding or representing not less than ten percent (10%) of the total number of shares carrying the right to vote at such meeting.

Purpose of the Advance Notice Provisions

The purpose of the Advance Notice Provisions contained in the By-Law No. 1 is to provide shareholders of the Resulting Issuer, the Resulting Issuer Board and management of the Resulting Issuer with a procedure for shareholders wishing to nominate a person for election as a director. The Advance Notice Provisions fix a deadline by which shareholders of the Resulting Issuer must submit director nominations to the Resulting Issuer prior to any annual or special meeting of shareholders at which directors are to be elected and sets forth the information that a shareholder must include in the notice to the Resulting Issuer in order for such person to be eligible to stand for election as a director at such meeting, all of which is intended to: (i) facilitate orderly and efficient annual general or, where the need arises, special meetings, (ii) provide shareholders of the Resulting Issuer with adequate time and disclosure to allow for an informed decision on the election of directors at such meeting, and (iii) provide an opportunity for the Resulting Issuer Board to make an informed determination and, if appropriate, present alternatives to shareholders of the Resulting Issuer.

Dissent Rights with Respect to the Continuance

Pursuant to Section 309 of the BCBCA, a Registered NAN Shareholder who objects to the Continuance out of British Columbia has the right to dissent (the "Dissent Rights") under Division 2 of Part 8 in respect of the Continuance and to be paid the fair value of their NAN Shares determined as of the day before the Continuance Resolution is passed. Beneficial NAN Shareholders who wish to dissent should contact the Registered NAN Shareholder of their NAN Shares for assistance with exercising the Dissent Right.

The following is a brief summary of the Dissent Right. NAN Shareholders are referred to the full text of Sections 237 to 247 of the BCBCA for a complete understanding of the Dissent Rights under the BCBCA. A copy of those provisions of the BCBCA is attached to this Information Circular as Appendix "E" – Dissent Rights Under Business Corporations Act (British Columbia).

A dissenting NAN Shareholder (a "Dissenting Shareholder") who is a Registered NAN Shareholder and who wishes to exercise the Dissent Right is required to send to the Company, at Suite 2500, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8, a written notice of dissent in respect of the Continuance Resolution at least two days prior to the Meeting ("Dissent Notice"). A vote against the Continuance Resolution, or an abstention, does not constitute a written objection. To be valid, a Dissent Notice must:

(a)	identify in each Dissent Notice the person on whose behalf the dissent is being exercised;

(b)	set out the number of NAN Shares in respect of which the Dissenting Shareholder is exercising the Dissent Rights ("Continuance Notice Shares"), which number cannot be less than all of the NAN Shares held by the beneficial owner on whose behalf the Dissent Rights are being exercised;

(c)	if the Continuance Notice Shares constitute all of the NAN Shares of which the Dissenting Shareholder is both the Registered NAN Shareholder and beneficial owner and the Dissenting Shareholder owns no other NAN Shares as beneficial owner, a statement to that effect;

(d)	if the Continuance Notice Shares constitute all of the NAN Shares of which the Dissenting Shareholder is the Registered NAN Shareholder but the Dissenting Shareholder owns other NAN Shares as a beneficial owner, a statement to that effect, and:

(i)	the names of the Registered NAN Shareholders of those other NAN Shares;

(ii)	the number of those other NAN Shares that are held by each of those Registered NAN Shareholders;

(iii)	a statement that Dissent Notices are being or have been sent in respect of all those other NAN Shares;

(e)	if a Dissent Right is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not a Dissenting Shareholder, a statement to that effect, and:

(i)	the name and address of the beneficial owner; and

(ii)	a statement that the dissenting NAN Shareholder is dissenting in relation to all of the NAN Shares beneficially owned by the beneficial owner that are registered in the Dissenting Shareholder's name.

Giving a Dissent Notice does not deprive a Dissenting Shareholder of his, her or its right to vote at the Meeting on the Continuance Resolution. A NAN Shareholder is not entitled to exercise the Dissent Rights with respect to any NAN Shares if the NAN Shareholder votes (or instructs or is deemed, by submission of any incomplete form of proxy, to have instructed his, her or its proxyholder to vote) FOR the Continuance Resolution. A Dissenting Shareholder, however, may vote, as a proxy for a NAN Shareholder whose proxy required an affirmative vote, without affecting his, her or its right to exercise the Dissent Rights.

If the Continuance Resolution is adopted, the Company is required to give notice to the Dissenting Shareholder that the Company intends to act, or has acted, upon that resolution and advising the Dissenting Shareholder of the manner in which dissent is to be completed. Upon receipt of the notice from the Company, a Dissenting Shareholder then has one month within which to submit to the Company or its transfer agent the share certificates representing the Dissenting Shareholder's NAN Shares, along with written notice that the Dissenting Shareholder requires the Company to purchase its NAN Shares, upon the doing of which the Dissenting Shareholder will be deemed to have sold, and the Company will be deemed to have purchased, the Dissenting Shareholder's NAN Shares.

If the Company and the Dissenting Shareholder cannot agree on the payout value for the Dissenting Shareholder's NAN Shares, either the Dissenting Shareholder or the Company may apply to the court to fix the fair value of the Dissenting Shareholder's NAN Shares. The court can either fix a payout value or order the matter to be determined by arbitration or by reference to the registrar or a referee of the court. The Company may not make payment to a Dissenting Shareholder where there are reasonable grounds for believing that the Company is insolvent or that payment would render the Company insolvent.

A Dissent Notice ceases to be effective if, among other things, the NAN Shareholder giving a Dissent Notice consents to or votes in favour of the Continuance Resolution.

If the Continuance is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their NAN Shares and the Dissenting Shareholders will be entitled to the return of any share certificates delivered to the Company in connection with the exercise of the Dissent Right.

NAN Shareholders who wish to exercise the Dissent Right should carefully review the dissent procedures described in Sections 237 to 247 of the BCBCA and seek legal advice, as failure to adhere strictly to the Dissent Right requirements may result in the loss of any Dissent Rights.

Registered NAN Shareholders have Dissent Rights in respect of the Continuance Resolution as governed by Sections 237 to 247 of the BCBCA. The Dissent Rights must be strictly complied with in order for a Registered NAN Shareholder to receive cash representing the fair value of NAN Shares held. To exercise the Dissent Rights in respect of the Continuance Resolution, a written notice of objection to the Continuance Resolution must be received by NAN in accordance with the instructions set out in this Information Circular by 5:00 p.m. (Toronto time) on Wednesday, June 22, 2022, being the Business Day preceding the Meeting (as may be adjourned or postponed from time to time). See Appendix "E" – Dissent Rights Under Business Corporations Act (British Columbia) to this Information Circular.

The Board may elect not to proceed with the transactions contemplated in the Continuance Resolution if any Notices of Dissent are received.

Approval of By-Law No. 1

The Board has conditionally approved the adoption of By-Law No. 1, substantially in the form attached hereto as Appendix "H" – By-Law No. 1 of Resulting Issuer, as the new general by-law of the Resulting Issuer upon the Continuance of the Company from the BCBCA to the OBCA.

The NAN Shareholders will be asked to consider and, if thought appropriate, approve, a resolution to confirm the adoption of By-Law No. 1 as the new general by-law of the Resulting Issuer, conditional upon the Continuance of the Company from the BCBCA to the OBCA.

By-Law No. 1 is standard in its form and governs certain aspects of the business and affairs of the Company, such as: the establishment of a quorum for meetings of directors and shareholders, respectively; the conduct of the meetings of directors and shareholders, respectively; signing authorities; the appointment of officers; and similar matters.

The Board unanimously recommends that NAN Shareholders vote FOR the By-Law Resolution. In the absence of instructions to the contrary, the persons whose names appear in the enclosed form of proxy intend to vote FOR the By-Law Resolution.

The full text of the By-Law Resolution is set out in Appendix "A" – Resolutions to be Approved at the Meeting to this Information Circular.

Approval of the Name Change

Upon completion of the RTO Transaction, it is intended that the Resulting Issuer will carry on the business previously carried on by the Company. In connection therewith, the Company intends to change its name to "Premium Nickel Resources Ltd.", or such other name as may be determined by the Board (the "Name Change").

As a condition to completion of the RTO Transaction, the NAN Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the Company to effect the Name Change through the listing of the Company's name as "Premium Nickel Resources Ltd." on the Articles of Continuance.

The filing of the Articles of Continuance with the Company's name listed as "Premium Nickel Resources Ltd." to effect the Name Change must be approved by special resolution in order to become effective. To pass, a special resolution requires the affirmative vote of not less than two-thirds (2/3) of the votes cast by the NAN Shareholders present at the Meeting in person or by proxy. If the NAN Shareholders do not approve the special resolution, the RTO Transaction may not proceed. Shareholders are urged to vote in favour of this special resolution.

The Board unanimously recommends that NAN Shareholders vote FOR the Name Change Resolution. In the absence of instructions to the contrary, the persons whose names appear in the enclosed form of proxy intend to vote FOR the Name Change Resolution.

The full text of the Name Change Resolution is set out in Appendix "A" – Resolutions to be Approved at the Meeting to this Information Circular.

Authorizing Board to Fix the Number of Directors

If the NAN Shareholders vote to approve the Continuance Resolution and the Continuance is completed, the Company will be Governed by the OBCA and the articles of the Resulting Issuer will provide for a minimum of 1 and a maximum of 10 directors. Pursuant to section 125(3) of the OBCA, if the articles of a company provide for a minimum and maximum number of directors, the directors may, if a special resolution of shareholders so provide, fix the number of directors to be elected at an annual meeting.

In addition, section 124(2) of the OBCA also provides that where a special resolution empowers directors to fix the number of directors in accordance with section 125(3) of the OBCA, the directors may appoint one or more additional directors between annual meetings, to hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that the total number of directors following such appointment may not exceed one and one-third of the number of directors elected at the previous annual meeting of shareholders.

From time to time, the Board identifies an individual who could make a valuable contribution to the Company as a director. Following the Meeting, the Board wishes to have the ability to invite such an individual to join the Board between Shareholders' meetings, without the need to create a vacancy, as this may restrict the Company's ability to enhance the Board at the earliest opportunity. In addition, it is anticipated that a seventh director will be appointed to the Resulting Issuer Board following Closing.

By adopting the proposed special resolution, the full text of which is set out in Appendix "A" – Resolutions to be Approved at the Meeting to this Information Circular, it will be possible to more quickly take advantage of opportunities to augment the Board.

The Board unanimously recommends that NAN Shareholders vote FOR the Director Number Resolution. In the absence of instructions to the contrary, the persons whose names appear in the enclosed form of proxy intend to vote FOR the Director Number Resolution.

GLOSSARY

The following terms used in this Information Circular have the following meanings. This is not an exhaustive list of defined terms used in this Information Circular.

"15% Warrant" has the meaning ascribed thereto under section titled "Particulars of Matters To Be Acted Upon At The Meeting" of this Information Circular.

"Advance Notice Provisions" has the meaning ascribed thereto under section titled "Approval of Continuance".

"Affiliate" means a company that is affiliated with another company as described below.

A company is an "Affiliate" of another company if:

(a)	one of them is the subsidiary of the other; or

(b)	each of them is controlled by the same Person.

A company is "controlled" by a Person if:

(a)	Voting Securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the Voting Securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(a)	a company controlled by that Person; or

(b)	an Affiliate of that Person or an Affiliate of any company controlled by that Person.

"Agents" means, together, Paradigm Capital Inc., on behalf of itself, and INFOR Financial Inc.

"Amalco" means a corporation to be created as a result of the amalgamation of NAN Subco with PNR under Section 174 of the OBCA, as contemplated in the Amalgamation Agreement.

"Amalgamation" means the amalgamation of NAN Subco and PNR in accordance with the Amalgamation Agreement.

"Amalgamation Agreement" means the Amalgamation Agreement dated April 25, 2022 entered into among NAN, NAN Subco and PNR, together with the schedules attached thereto, as may be amended from time to time, a copy of which is available on SEDAR (www.sedar.com) under NAN's issuer profile.

"Associate" when used to indicate a relationship with a Person, means:

(a)	an issuer of which the Person beneficially owns or controls, directly or indirectly, Voting Securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b)	any partner of the Person;

(c)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity;

(d)	in the case of a Person, who is an individual:

(i)	that Person's spouse or child, or

(ii)	any relative of the Person or his spouse who has the same residence as that Person;

but

(e)	where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a member firm, member corporation or holding company of a member corporation, then such determination shall be determinative of their relationships in the application of Rule D. 1.00 of the Exchange rule book and policies with respect to that member firm, member corporation or holding company.

"Audit Committee" is the committee of the NAN Board whose role is to provide oversight of NAN's financial management.

"Authorization" means the authorization of the BC Registrar for the proposed Continuance.

"BCBCA" means the Business Corporations Act (British Columbia) and all regulations thereunder, as amended from time to time.

"BCBCA Continuance Dissent Right" means the right of dissent exercisable by shareholders under s. 238(1)(f) of the BCBCA.

"BC Registrar" means the registrant appointed under the BCBCA.

"Beneficial NAN Shareholders" means NAN Shareholders who do not hold NAN Shares in their own name.

"Board" means the board of directors of NAN prior to Closing.

"Broadridge" means Broadridge Investor Communication Solutions.

"Business Day" means any day other than a Saturday, Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

"By-Law No. 1" has the meaning ascribed thereto in the Notice of Meeting.

"By-Law Resolution" has the meaning ascribed thereto in the Notice of Meeting.

"Carpathian" means Carpathian Gold Inc.

"Certificate of Amalgamation" means the certificate of amalgamation issued under Section 281 of the BCBCA in respect of the Amalgamation.

"Certificate of Continuance" means the certificate of continuance issued under Section 180 of the OBCA in respect of the Continuance.

"Change of Control" has the meaning given to such term in the policies of the Exchange.

"Change of Control Window" has the meaning ascribed thereto under section titled "Executive Compensation – Employment, Consulting and Management Agreements" of this Information Circular.

"Closing" means the closing of the RTO Transaction.

"Company" means (i) NAN prior to the Closing and (ii) the Resulting Issuer after the Closing.

"Compensation Committee" means the compensation committee of the Company.

"Consolidation" means the consolidation of NAN Shares on a 5:1 basis prior to the Effective Time, in accordance with the Amalgamation Agreement.

"Consultant" has the meaning ascribed thereto in the Resulting Issuer Plan.

"Continuance" means the continuation of the Company's corporate existence from the BCBCA to the OBCA.

"Continuance Notice Shares" has the meaning ascribed thereto under section titled "Approval of the Continuance".

"Continuance Resolution" has the meaning ascribed thereto in the Notice of Meeting.

"Director Election Resolution" has the meaning ascribed thereto in the Notice of Meeting.

"Director Number Resolution" has the meaning ascribed thereto in the Notice of Meeting

"disinterested shareholders" means a shareholder who is not a director, officer, promoter or other Insider of the Company or its Associates or Affiliates, as such terms are defined under the Securities Act (Ontario).

"Dissent Notice" has the meaning ascribed thereto under section titled "Purpose of the Advance Notice Provisions – Dissenting Rights with Respect to Continuance".

"Dissenting Shareholder" has the meaning ascribed thereto in section titled "Particulars of Matters To Be Acted Upon at the Meeting – Approval of the Continuance – Dissent Rights with Respect to the Continuance" of this Information Circular.

"Dissent Rights" means the right to dissent pursuant to Section 309 of the BCBA.

"DMCL" means Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants.

"Dockside" means Dockside Capital Group Inc.

"Effective Date" means the date of the Amalgamation, as set out on the Certificate of Amalgamation.

"Effective Time" means the time on the Effective Date that the Amalgamation becomes effective.

"Escrow Release Conditions" has the meaning ascribed to such term in the Subscription Receipt Agreement.

"Exchange" means the TSX Venture Exchange.

"Exchange Policy 4.4" means Exchange Policy 4.4 – Incentive Stock Options.

"Exchange Ratio" has the meaning ascribed thereto under section titled "Particulars of Matters To Be Acted Upon at the Meeting" of this Information Circular.

"Existing Articles" means the Articles of NAN prior to the RTO Transaction.

"Existing Plan" means the stock option plan of NAN prior to Closing.

"Export Application" has the meaning ascribed thereto under section titled "Approval of Continuance".

"Fiscal Year" means the Company's fiscal year commencing on January 1 and ending on December 31 or such other fiscal year as approved by the Board.

"Good Reason" has the meaning ascribed thereto under section titled "Executive Compensation – Employment, Consulting and Management Agreements" of this Information Circular.

"Governmental Entity" means: (i) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (iii) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies.

"Information Circular" means this management information circular of NAN dated May 16, 2022.

"Informed Person" means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Company;

(c)	any person or company who beneficially owns, directly or indirectly, Voting Securities of the Company or who exercises control or direction over Voting Securities of the Company, or a combination of both, carrying more than 10 percent of the voting rights attached to all outstanding Voting Securities of the Company, other than the Voting Securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

"Insider" if used in relation to an issuer, means:

(a)	a director or senior officer of the issuer;

(b)	a director or senior officer of a company that is an insider or subsidiary of the issuer;

(c)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d)	the issuer itself if it holds any of its own securities.

"Interlocked Insiders" has the meaning ascribed thereto under section titled, "Particulars of Matters To Be Acted Upon At The Meeting" of this Information Circular.

"Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial NAN Shareholders.

"Law" means any laws, including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by- laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity.

"MCTO" has the meaning ascribed to such term thereto under the section titled, "Cease Trade Orders, Bankruptcies, Penalties or Sanctions".

"Meeting" means the annual general and special meeting of the NAN Shareholders to be held on Thursday, June 23, 2022 at 10:00 a.m. (Toronto time) at the offices of Bennett Jones LLP located at 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4, Canada, and any adjournment or postponement thereto.

"Meeting Materials" means, collectively, the Notice of Meeting, this Information Circular and, as the case may be, a VIF or Proxy.

"Name Change Resolution" has the meaning ascribed thereto in the Notice of Meeting.

"Name Change" means the change of name of the Company to "Premium Nickel Resources Ltd.", or such other name as the directors of the Company, in their sole discretion and subject to applicable regulatory approval and the terms of the Amalgamation Agreement, determines to be appropriate, to occur concurrently with the Continuance.

"NAN" means North American Nickel Inc., a corporation existing under the BCBCA.

"NAN Fairness Opinion" has the meaning ascribed thereto under section titled "Particulars of Matters To Be Acted Upon At The Meeting" of this Information Circular.

"NAN Shareholders" means the holders of NAN Shares.

"NAN Shares" means common shares of NAN.

"NAN Special Committee" has the meaning ascribed thereto under section titled "Particulars of Matters To Be Acted Upon At The Meeting" of this Information Circular.

"NAN Subco" means 1000178269 Ontario Inc.

"NEO" or "Named Executive Officers" means a named executive officer, which includes:

(a)	the chief executive officer (the "CEO");

(b)	the chief financial officer (the "CFO");

(c)	each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the relevant period in question whose total compensation was, individually, more than CDN $150,000; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that period.

"NI 51-102" means National Instrument 51-102 – Continuous Disclosure Obligations.

"NI 52-110" means National Instrument 52 -110 - Audit Committee Disclosure (Venture Issuers)

"NI 54-101" means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

"NI 58-101" means National Instrument 58-101 - Corporate Governance Disclosure (Venture Issuers).

"NOBOs" means non-objecting beneficial owners.

"Nominees", and each a "Nominee" has the meaning ascribed thereto under section titled "Particulars of Matters To Be Acted Upon At The Meeting" of this Information Circular.

"Notice of Meeting" means the notice of annual general and special meeting of NAN Shareholders that accompanies this Information Circular.

"Notice to Proceed" has the meaning ascribed thereto in Appendix "F" – Certain Corporate Differences Between BCBCA and OBCA.

"OBCA" means the Business Corporations Act (Ontario) and all regulations thereunder, as amended from time to time.

"OBOs" means objecting beneficial owners.

"Ontario Director" means the director appointed under the OBCA.

"Options" means the incentive stock options of NAN issuable pursuant to the Existing Plan.

"Option Plan Resolution" has the meaning ascribed thereto in the Notice of Meeting.

"Original Board" means the board of directors of NAN prior to Closing.

"Parties", or any individual "Party", has the meaning ascribed in the Amalgamation Agreement.

"Person" means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status.

"PNR" means Premium Nickel Resources Corporation, a corporation existing under the OBCA.

"PNR Fairness Opinion" has the meaning ascribed thereto under section titled "Particulars of Matters To Be Acted Upon At The Meeting" of this Information Circular.

"PNR Shares" means the common shares of PNR.

"PNR Shareholders" means holders of PNR Shares.

"PNR Special Committee" has the meaning ascribed thereto under section titled "Particulars of Matters To Be Acted Upon At The Meeting" of this Information Circular.

"Proxy" means the form of proxy accompanying this Information Circular.

"Record Date" means the close of business on May 16, 2022.

"Registered NAN Shareholders" means shareholders of NAN whose names appear on the records of NAN as the registered holders of NAN Shares.

"Resolutions" means, together, the Director Election Resolution, the Option Plan Resolution, the Continuance Resolution, the By-Law Resolution, the Name Change Resolution, and the Director Number Resolution, all as more particularly set out in Appendix "A" – Resolutions to be Approved at the Meeting to this Information Circular.

"Resulting Issuer" means NAN, as it will exist following Closing, and after giving effect to the Name Change to be named "Premium Nickel Resources Ltd.".

"Resulting Issuer Audit Committee" means the audit committee of the Resulting Issuer.

"Resulting Issuer Board" means the board of directors of the Resulting Issuer.

"Resulting Issuer Compensation Committee" means the compensation committee of the Resulting Issuer.

"Resulting Issuer Options" means the incentive stock options of the Resulting Issuer issuable pursuant to the Resulting Issuer Plan.

"Resulting Issuer Plan" means the equity incentive plan of the Resulting Issuer.

"Resulting Issuer Shares" means the NAN Shares following Closing, and, for avoidance of doubt, gives effect to the Consolidation.

"Resulting Issuer Replacement Options" means the Resulting Issuer Options that are to be issued to former holders of stock options of PNR.

"reverse takeover" has the meaning given to such term in the policies of the Exchange.

"RTO Transaction" means the triangular amalgamation involving NAN, 1000178269 Ontario Inc. (a wholly-owned subsidiary of NAN), and PNR.

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"SEDAR" means the System for Electronic Document Analysis and Retrieval website.

"Subscription Receipt Agent" means Computershare Trust Company of Canada, and includes its successors and assigns appointed pursuant to the Subscription Receipt Agreement.

"Subscription Receipt Agreement" means the subscription receipt agreement dated April 28, 2022 among NAN, Paradigm, as lead agent on behalf of the Agents, and the Subscription Receipt Agent relating to the Subscription Receipts.

"Subscription Receipts" means the subscription receipts of NAN issued on April 28, 2022 pursuant to the Subscription Receipt Agreement, each representing a right to receive, upon satisfaction of the Escrow Release Conditions prior a Termination Event, one pre-Consolidation NAN Share (or 1/5 post-Consolidation NAN Share).

"Termination Event" has the meaning ascribed to such term in the Subscription Receipt Agreement.

"VIF" means a voting instruction form.

"Voting Securities" shall mean any securities of the Company ordinarily carrying the right to vote at elections of directors and any securities immediately convertible into or exchangeable for such securities.

Appendix "A"

Resolutions to be Approved at the Meeting

Unless noted otherwise herein, capitalized terms used in these resolutions that are not otherwise defined herein shall have the meanings ascribed to them in the management information circular of the Company dated May 16, 2022 (the "Information Circular").

Director Election Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The number of directors be set at six (6), and the election of each of Keith Morrison, Charles Riopel, Douglas E. Ford, Christopher Messina, Zhen Janet Huang and John Hick, as directors of the Company, to hold office effective from the close of the Meeting until the earlier of (i) the Closing or (ii) if the Closing does not occur, until the next annual meeting of the NAN Shareholders, or until their successors are duly elected or appointed, is hereby approved; and

2.	Concurrently with, and conditional upon, the Closing, the election of Keith Morrison, Charles Riopel, John Hick, Sheldon Inwentash, Sean Whiteford and John Chisholm as directors of the Resulting Issuer, to hold office effective from the Closing until the next annual meeting of the NAN Shareholders, or until their successors are duly elected or appointed, is hereby approved.

Option Plan Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Resulting Issuer Plan, in substantially the form attached on Appendix "D" – Resulting Issuer Plan to the Information Circular, is hereby authorized and approved as the stock option plan of the Resulting Issuer;

2.	An aggregate of 22,600,000 Resulting Issuer Shares (on a post-Consolidation basis) be, and hereby are, reserved for issuance under the Resulting Issuer Plan;

3.	The Resulting Issuer be, and hereby is, authorized and directed to issue Resulting Issuer Shares in accordance with the terms of the Resulting Issuer Plan and, upon issue in accordance with the terms of the Resulting Issuer Plan, shall be fully paid and non-assessable common shares of the Resulting Issuer;

4.	The Resulting Issuer Board be, and hereby is, authorized and empowered to make any changes to the Resulting Issuer Plan as may be required by the Exchange; and

5.	Any one director or officer of the Resulting Issuer be, and hereby is, authorized and directed for and on behalf of the Resulting Issuer to execute or cause to be executed, under the corporate seal of the Resulting Issuer or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Continuance Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The Company be, and hereby is, authorized and empowered to continue from the BCBCA to the OBCA (the "Continuance");

2.	The Company be, and hereby is, authorized to apply to the BC Registrar for authorization to permit such Continuance in accordance with Section 308 of the BCBCA and to file the Export Application;

3.	The Company be, and hereby is, authorized to apply to the Ontario Director for a Certificate of Continuance continuing the Company as if it had been incorporated under the laws of the Province of Ontario in accordance with the OBCA and to file the Articles of Continuance;

4.	Upon the Continuance, the Company be, and hereby is, authorized and empowered to (i) repeal the Existing Articles, and (ii) adopt the Articles of Continuance, in substantially the form attached on Appendix "G" – Form of Articles of Continuance to the Information Circular, in substitution for the Existing Articles;

5.	Any one director or officer of the Company be, and hereby is, authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing; and

6.	Notwithstanding the approval of the Continuance Resolution by NAN Shareholders as herein provided, the Board may, in its sole discretion abandon such proposed Continuance without further approval or action by, or prior notice to, the NAN Shareholders.

By-Law Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Upon the implementation of the Continuance, the Company be, and hereby is, authorized and empowered to adopt By-Law No. 1, in substantially the form attached on as Appendix "H" – By-Law No. 1 of Resulting Issuer to the Information Circular, in substitution for the existing constating documents of the Company;

2.	Any one director or officer of the Company be, and hereby is, authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Name Change Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

3.	The Company be, and hereby is, authorized and empowered to change the name of the Company to "Premium Nickel Resources Ltd.", or such other name as may be determined by the Board (the "Name Change"), to become effective in conjunction with the Continuance; and

4.	Any one director or officer of the Resulting Issuer be, and hereby is, authorized and directed for and on behalf of the Resulting Issuer to execute or cause to be executed, under the corporate seal of the Resulting Issuer or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Director Number Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	Upon the Continuance, the Resulting Issuer Board be, and hereby is, authorized and empowered to determine by resolution from time to time the number of directors of the Resulting Issuer within the minimum and maximum number of directors provided for in the Articles of Continuance; and

2.	Any one director or officer of the Resulting Issuer be, and hereby is, authorized and directed for and on behalf of the Resulting Issuer to execute or cause to be executed, under the corporate seal of the Resulting Issuer or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Appendix "B"

Corporate Governance Disclosure

FORM 58-101F2 – CORPORATE GOVERNANCE DISCLOSURE (VENTURE ISSUERS)

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 – Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below in accordance with Form 58-101F2 – Corporate Governance Disclosure (Venture Issuers) of NI 58-101. All capitalized terms used in this Appendix "B" – Corporate Governance Disclosure have the meanings set forth herein and, unless the context otherwise requires, should not be interpreted with reference to the "Glossary" in the Information Circular. In connection with the RTO Transaction, certain information below is provided for the NAN Board and, where appropriate, for the Resulting Issuer Board.

Item 1: Board Of Directors

The Board supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board. A material relationship is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgment.

NAN Board

Keith Morrison, is the CEO of the Company and is therefore not "independent".

Charles Riopel, is the Chairman of the Company and is therefore not "independent".

Douglas E. Ford, a director of the Company, is "independent" in that he is free from any direct or indirect material relationship with the Company.

Christopher Messina, a director of the Company, is "independent" in that he is free from any direct or indirect material relationship with the Company.

Zhen Huang, a director of the Company, is "independent" in that he is free from any direct or indirect material relationship with the Company.

John Hick, a director of the Company, is "independent" in that he is free from any direct or indirect material relationship with the Company.

Resulting Issuer Board

Keith Morrison is the proposed CEO of the Resulting Issuer and is therefore not "independent".

Charles Riopel is the proposed Chairman and director of the Resulting Issuer and is therefore not "independent"

John Hick is a proposed director of the Resulting Issuer, is "independent" in that he is free from any direct or indirect material relationship with the Resulting Issuer.

Sheldon Inwentash is a proposed director of the Resulting Issuer, is "independent" in that he is free from any direct or indirect material relationship with the Resulting Issuer.

Sean Whiteford is a proposed director of the Resulting Issuer, is "independent" in that he is free from any direct or indirect material relationship with the Resulting Issuer.

John Chisholm is a proposed director of the Resulting Issuer, is "independent" in that he is free from any direct or indirect material relationship with the Resulting Issuer.

Item 2: Directorships

The current directors of the Company are currently directors of the following other reporting issuers:

Name of Director	Name of Reporting Issuer
Douglas E. Ford	Chemistree Technology Inc.
Charles Riopel	Meridian Mining UK
John Hick	Diamond Estates Wines & Spirits Inc.
Mako Mining Corp.
Quebec Precious Minerals Corp.
Samco Gold Ltd.

The proposed directors of the Resulting Issuer are currently directors of the following other reporting issuers:

Name of proposed Director	Name of Reporting Issuer
John Hick	Diamond Estates Wines & Spirits Inc.
Mako Mining Corp.
Quebec Precious Minerals Corp.
Samco Gold Ltd.
Charles Riopel	Meridian Mining UK
Sheldon Inwentash	Auxico Resources Canada Inc.
Nevada Silver Corporation
ThreeD Capital Inc.

Item 3: Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company's offices and, from time to time, are combined with presentations by the Company's management to give the directors additional insight into the Company's business. In addition, management of the Company makes itself available for discussion with all Board members.

Item 4: Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Item 5 : Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the NAN Shareholders for election at the annual meeting of NAN Shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Subject to Closing, the Resulting Issuer intends to establish a Corporate Governance and Nominating Committee (the "Corporate Governance and Nominating Committee") to assist the Resulting Issuer Board with the above-noted matter relating to the nominations. See "Other Board Committees" below.

Item 6: Compensation

NAN Compensation Committee

Prior to March 27, 2014, the Company did not have a separate Compensation Committee and compensation matters were dealt with by the entire Board.

Effective March 27, 2014, a Compensation Committee (the "NAN Compensation Committee") was created. The NAN Compensation Committee is responsible for, among other things, evaluating the performance of the Company's executive officers, determining or making recommendations to the Board with respect to the compensation of the Company's executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the NAN Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The NAN Compensation Committee is currently composed of Christopher Messina (Chair), Douglas E. Ford and John Hick. Mr. Messina, Ford and Hick are independent directors within the meaning set out in NI 58-101.

Each of the members of the NAN Compensation Committee are experienced participants in business or finance, and have sat on the boards of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the NAN Compensation Committee are based primarily on analysis which compares the Company's pay levels and compensation practices with other reporting issuers of the same size as and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company's needs and provide value to the NAN Shareholders.

Resulting Issuer Compensation Committee

Subject to Closing, the Resulting Issuer intends to establish a compensation committee (the "Resulting Issuer Compensation Committee") on the same terms as the NAN Compensation Committee. The Resulting Issuer Compensation Committee is proposed to be composed of John Chisholm (Chair), Sean Whiteford and Sheldon Inwentash. Immediately after Closing, Mr. Chisholm, Whiteford and Inwentash will be independent directors within the meaning set out in NI 58-101.

Each of the proposed members of the Resulting Issuer Compensation Committee are experienced participants in business or finance, and have sat on the boards of directors of other companies, charities or business associations.

Item 7 : Other Board Committees

In addition to the NAN Audit Committee and the NAN Compensation Committee, effective March 27, 2014, the Board formed the following committees with the members indicated:

Committee	Director/Officer Members	Description of Function of Committee
Disclosure Compliance Committee	Charles Riopel (Chair), Keith Morrison	The Disclosure Committee shall assist the Company's officers and directors in fulfilling the Company's and their responsibilities regarding (i) the identification and disclosure of material information about the Company and (ii) the accuracy, completeness and timeliness of the company's financial reports.
Corporate Governance Committee	Douglas E. Ford (Chair), Zhen Janet Huang	Maintain the system of rules, practices and processes by which the Company is directed and controlled.
Technical Oversight Committee	Charles Riopel (Chair), Keith Morrison	Discussing, developing and applying specialist geotechnical knowledge related to the Company's materials and disclosure.

Subject to Closing, the Resulting Issuer intends to establish the Corporate Governance and Nominating Committee, to perform the function of the Corporate Governance Committee of NAN, as well as assist with the nomination matters. The Corporate Governance and Nominating Committee is proposed to be composed of John Hick (Chair), Keith Morrison and Sean Whiteford.

Item 8: Assessments

Due to the minimal size of the Company's Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

Appendix “C”

Audit Committee Disclosure

Pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”), reporting issuers are required to provide disclosure with respect to their Audit Committee, including the text of the Audit Committee’s Charter, the composition of the Audit Committee and the fees paid to the external auditor. The following information regarding the Company’s Audit Committee is presented in accordance with Form 52-110F2 – Audit Committee Disclosure (Venture Issuers) of NI 52-110. All capitalized terms used in this Appendix “C” – Audit Committee Disclosure have the meanings set forth herein and, unless the context otherwise requires, should not be interpreted with reference to the “Glossary” in the Information Circular.

In connection with the RTO Transaction, certain information below is provided for the Audit Committee of the NAN Board (the “NAN Audit Committee”), and, where appropriate, for the Audit Committee of the proposed Resulting Issuer Board (the “Resulting Issuer Audit Committee”).

Item 1: The Audit Committee Charter

The Board adopted an Audit Committee Charter on May 2, 2006, a copy of which is attached as Schedule “A” to this Appendix “C” – Audit Committee Disclosure. The Resulting Issuer Board intends to adopt the same Audit Committee Charter upon the Closing.

Item 2: Composition of the Audit Committee

NAN Audit Committee

The following are the members of the NAN Audit Committee:

Name	Whether Independent(1)	Whether Financially Literate(2)
Douglas E. Ford	Independent	Financially Literate
Charles Riopel	Not Independent	Financially Literate
Christopher Messina	Independent	Financially Literate

Notes:

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Resulting Issuer Audit Committee

The following are the proposed members of the Resulting Issuer Audit Committee:

Name	Whether Independent(1)	Whether Financially Literate(2)
John Hick (Chair)	Independent	Financially Literate
Sheldon Inwentash	Independent	Financially Literate
Charles Riopel	Not Independent	Financially Literate

Notes:

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Item 3: Relevant Education and Experience

NAN Audit Committee

The relevant education and/or experience of each member of the NAN Audit Committee is as follows:

Mr. Douglas E. Ford holds a BA in Political Science from the University of British Columbia in 1986. Mr. Ford is also directly responsible for the financial reporting of several public and private companies and has over 30 years’ experience in financial reporting.

Mr. Riopel is a senior-level executive with 25+ years of domestic/international investment experience in mining. He has managed both private and public investment funds. He is the founder and managing partner at Latitude 45, a private equity fund specialized in mining. Prior thereto, he was Senior Investment Director at The Sentient Group, one of the largest PE Funds in mining with over US$2.7 billion under management. He has served on and Chaired numerous Audit Committees for private and public companies over the years. He holds a Bachelor of Economics from Montreal University and a Masters in Business Administration from Laval University.

Mr. Messina is an experienced investment banker with over 20 years’ experience in the capital markets. He has advised multiple global exchanges, commodity producers and traders, private equity firms, corporations and sovereign wealth funds. He is currently an advisor to artificial intelligence and big data software companies focused on applying advanced computational techniques to the global capital and cyber security markets. He has a BA in Anthropology from the University of Chicago, where he was a National Merit Scholar, and an MBA in Finance from the Australian Graduate School of Management.

Resulting Issuer Audit Committee

The relevant education and/or experience of each proposed member of the Resulting Issuer Audit Committee is as follows:

Mr. Hick is a senior-level executive with 40+ years of experience in the mining industry. He holds a B.A. from the University of Toronto, an LL.B from the University of Ottawa and was called to the Bar of Ontario in 1978. Over the course of his career, he’s been the chief executive officer of public companies, has experience as the chair of the audit committees of public companies, and has held senior management and/or director positions in numerous public companies, mainly in the mining sector.

Mr. Inwentash is a senior-level executive with 25+ years of operational experience in the mining industry. He graduated from the University of Toronto with a B.Comm degree. He has his CPA,CA. designation and an honorary Doctor of Law degree from the University of Toronto. Throughout his career, he has held various corporate and executive positions.

Mr. Riopel is a senior-level executive with 25+ years of domestic/international investment experience in mining. He has managed both private and public investment funds. He is the founder and managing partner at Latitude 45, a private equity fund specialized in mining. Prior thereto, he was Senior Investment Director at The Sentient Group, one of the largest PE Funds in mining with over US$2.7 billion under management. He has served on and Chaired numerous Audit Committees for private and public companies over the years. He holds a Bachelor of Economics from Montreal University and a Masters in Business Administration from Laval University.

Item 4 : Audit Committee Oversight

At no time since the commencement of the Company’s financial year ended December 31, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Item 5: Reliance on Certain Exemptions

At no time since the commencement of the Company’s financial year ended December 31, 2021 has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Item 6: Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman of the Audit Committee will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Audit Committee’s consideration and, if thought fit, approval in writing.

Item 7: External Auditor Service Fees (By Category)

The following table sets out the aggregate fees charged to the Company by the external auditor in each of the last two financial years for the category of fees described.

	FYE 2021	FYE 2020
Audit Fees(1)	$42,512	$45,549
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$3,400	$6,900
All Other Fees(4)	Nil	Nil
Total Fees:	$48,912	$52,449

Notes:

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two Fiscal Years for audit fees.
(2)	“Audited related fees” include the aggregate fees billed in each of the last two Fiscal Years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax fees” include the aggregate fees billed in each of the last two Fiscal Years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All other fees” include the aggregate fees billed in each of the last two Fiscal Years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Item 8 : Exemption

During the most recently completed financial year, the Company relied on the exemption set out in section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

Schedule “A”

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) to which the Board delegates its responsibility for oversight of the financial reporting process.

The Audit Committee shall assist the Board in fulfilling its responsibilities by:

•	reviewing the financial reporting process in place to ensure the integrity of North American Nickel Inc. (the “Corporation”) financial statements,

•	evaluating the independent auditor’s qualifications, performance and independence,

•	enhance the independence of the independent auditor;

•	assessing the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

•	reviewing the processes to monitor compliance with laws and regulations.

The Audit Committee will provide an open avenue of communication among the independent auditor, financial and senior management of the Corporation and the Board. The Audit Committee has the sole authority to approve any non-audit engagement by the Corporation’s independent auditors and to approve all audit engagement fees and terms.

Duties and Responsibilities of the Audit Committee:

1)	Financial Reporting

a)	Review, with management and the independent auditor, the Corporation’s annual financial statements, independent auditor reports, and disclosures under “Management’s Discussion and Analysis” before they are reviewed by the Board. Review interim financial information before it is released to the public. Review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management’s discussion and analysis.

b)	The Audit Committee Chair, as a representative of the Committee, shall consult directly with the independent auditor to obtain their comments with respect to interim reports including related “Management’s Discussion and Analysis” (as a result of their limited scope review of the interim reports).

c)	Conduct an investigation sufficient to provide reasonable grounds for believing that the financial statements and reports referred to in a) above are complete in all material respects and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles.

d)	Review with senior management of the Corporation and the independent auditor, management’s handling of any proposed audit adjustments identified by the independent auditors.

e)	Meet with the independent auditor to review the results of the annual audit, their judgments about the quality and appropriateness of the Corporation’s accounting principles, and any audit problems or difficulties and management’s response.

f)	Review and resolve any significant disagreement among the Corporation’s management and the independent auditors in the financial reporting process.

g)	Review the integrity of the Corporation’s internal and external financial reporting process, in consultation with the independent auditors.

h)	Consider, evaluate and recommend to the Board such changes as are appropriate to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditors or the Corporation’s senior management.

i)	Review with independent auditors and the Corporation senior management the extent to which changes and improvements in financial and accounting practices, as approved by the Audit Committee, have been implemented.

2)	Independent Auditor

a)	Approve the independent auditors’ proposed audit scope, approach and fees

b)	At least annually, obtain and review a report by the independent auditor describing:

i)	the firm’s internal quality-control procedures, and

ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

c)	Confirm the independence of the independent auditor by discussing and reviewing all significant relationships that the independent auditors have with the Corporation and obtaining their assertion of independence in accordance with professional standards.

d)	Review the performance of the independent auditor.

e)	Engage the Corporation’s independent auditor and present recommendations on the appointment or discharge of the independent auditor to the Board for presentation to the shareholders.

f)	Approve in advance of the Corporation’s final commitment all consulting arrangements and any other non-audit service with the Corporation’s independent auditors other than services related to limited scope reviews of interim reports and Canadian and US tax services.

g)	Approve all audit fees and terms.

h)	When there is to be a change in the auditor, review all issues relating to the change including any reportable events.

i)	Review any engagements for non-audit services to be provided by the independent auditor’s firm or affiliates, together with estimated fees and consider the independence of the auditor.

3)	Risk Assessment and Risk Management

a)	Discuss with Corporation management guidelines and policies governing the risk assessment and risk management processes.

b)	Review with Corporation management, the independent auditors, significant risks and exposures. Review management’s plans and processes to minimize such risks, including insurance coverage.

c)	Evaluate whether Corporation management is adequately communicating the importance of internal control to all relevant personnel.

d)	Periodically privately consult with the independent auditor about internal controls and the completeness and accuracy of the Corporation’s financial statements.

e)	Review whether the internal control recommendations made by the internal auditors and the independent auditor are being implemented by Corporation management and, if not, why not.

4)	Compliance with Relevant Laws and Regulations

a)	Periodically obtain updates from the Corporation’s senior management regarding procedures and processes to ensure compliance with applicable laws and regulations (including but not limited to, securities, tax and environmental matters).

5)	Other Responsibilities

a)	Meet at least five times annually (for review of Q1, Q2 and Q3 interim reports as well as pre and post audit) with Corporation management and the independent auditors in separate sessions.

b)	Review President and Chief Executive Officers’ expenses and perquisites at least once a year.

c)	Review all consulting fees paid by the Corporation to any organization where such fees exceed $20,000 annually.

d)	Institute special investigations, if necessary, and hire special counsel or experts to assist, if appropriate.

e)	Review and update this Charter at least annually, and obtain approval of changes from the Board.

f)	Set clear hiring policies for employees or former employees of the independent auditors.

g)	Review the procedures established for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

6)	Governance Duties

a)	Review the procedures established allowing the confidential, anonymous submission by Corporation employees of concerns regarding questionable accounting or auditing matters and resolution of such concerns, if any.

b)	Review with the Board, any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements and the performance and independence of the Corporation’s independent auditors.

c)	Perform other oversight functions as requested by the Board.

d)	As considered necessary in the course of fulfilling Audit Committee duties, obtain advice and assistance from outside legal, accounting or other advisors.

e)	Report after each meeting to the Board regarding actions taken and matters discussed by the Committee.

Organization of the Audit Committee

The Audit Committee shall be comprised of a minimum of 3 Directors including a Committee Chair, the majority of which, in the opinion of the Board, are unrelated directors. Each member of the Committee shall have a working knowledge of basic finance and accounting practices. The Chair of the Committee must have accounting or related financial management experience. The members of the Committee and its Chair shall be appointed by the Board. Appointments shall be made in accordance with procedures established by the Governance Committee of the Board of Directors from time to time.

The Corporation will adequately fund the budget of the Audit Committee. The budget will include, at a minimum, payments to the independent auditors for audit services and, if necessary, other professionals retained by the Audit Committee from time to time.

The Committee shall meet at five times annually (for review of Q1, Q2 and Q3 interim reports as well as pre and post audit), or more frequently as circumstances dictate. On an annual basis, the Committee shall report to the Board on the Committee’s performance against its charter and the goals established annually by the Committee for itself.

Procedure Governing Errors or Misstatements in Financial Statements

In the event a director or an officer of the Corporation has reason to believe, after discussion with management, that a material error or misstatement exists in financial statements of the Corporation, that director or officer shall forthwith notify the Audit Committee and the auditor of the error or misstatement of which the director or officer becomes aware in a financial statement that the auditor or a former auditor has reported on.

If the auditor or a former auditor of the Corporation is notified or becomes aware of an error or misstatement in a financial statement on which the auditor or former auditor has reported, and if in the auditor’s or former auditor’s opinion the error or misstatement is material, the auditor or former auditor shall inform each director accordingly

When the Audit Committee or the Board is made aware of an error or misstatement in a financial statement the Board shall prepare and issue revised financial statements or otherwise inform the shareholders and file such revised financial statements as required.

Limitation on Audit Committee Members’ Duties

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

The Audit Committee is a committee of the Board to which the Board delegates its responsibility for oversight of the financial reporting process.

The Audit Committee shall assist the Board in fulfilling its responsibilities by:

•	Reviewing the financial reporting process in place to ensure the integrity of the Corporation’s financial statements,

•	Evaluating the independent auditor’s qualifications, performance and independence,

•	Enhance the independence of the independent auditor;

•	Assessing the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

•	Reviewing the processes to monitor compliance with laws and regulations.

The Audit Committee will provide an open avenue of communication among the independent auditor, financial and senior management of the Corporation and the Board. The Audit Committee has the sole authority to approve any non-audit engagement by the Corporation’s independent auditors and to approve all audit engagement fees and terms.

Appendix “D”

Resulting Issuer Plan

See attached.

D-1

PREMIUM NICKEL RESOURCES LTD.

STOCK OPTION PLAN

1.	PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Consultants, Consultant Company or Management Company Employees (as such terms are defined below) of the Company and its subsidiaries, or where the Company is an Unlisted Issuer, an Eligible Charitable Organization (collectively "Eligible Persons"), to be known as the "Stock Option Plan" (the "Plan"). The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to ten years, as determined by the board of directors of the Company, to buy shares of the Company at a price (except, for greater certainty, the Resulting Issuer Replacement Options which are granted with an exercise price set out in the applicable Option Exchange Agreement and determined in accordance with the Amalgamation Agreement) equal to the Market Price prevailing on the date the option is granted less applicable discount, if any, permitted by the policies of the Exchanges and approved by the Board.

2.	DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1	"Amalgamation Agreement" means the amalgamation agreement dated as of April 25, 2022 among North American Nickel Inc., 1000178269 Ontario Inc. and Premium Nickel Resources Corporation.

2.2	"Associate" means an "Associate" as defined in the TSXV Policies.

2.3	"Blackout Period" has the meaning given to that term in Section 4.5(a) hereof.

2.4	"Board" means the Board of Directors of the Company.

2.5	"Change of Control" means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board.

2.6	"Company" means Premium Nickel Resources Ltd. and its successors.

2.7	"Consultant" means a "Consultant" as defined in the TSXV Policies.

2.8	"Consultant Company" means a "Consultant Company" as defined in the TSXV Policies.

2.9	"Corporate Reorganization" has the meaning given to that term in Section 5.3 hereof.

2.10	"Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)	being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)	acting as a director or officer of the Company or its subsidiaries.

2.11	"Discounted Market Price" of Shares means, if the Shares are listed only on the TSX Venture Exchange, the Market Price less the maximum discount permitted under TSXV Policies applicable to Options.

2.12	"Eligible Charitable Organization" means an "Eligible Charitable Organization" as defined in the TSXV Policies.

2.13	"Eligible Persons" has the meaning given to that term in Section 1 hereof.

2.14	"Employee" means an "Employee" as defined in the TSXV Policies.

2.15	"Exchanges" means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed.

2.16	"Expiry Date" means the date set by the Board under Section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.17	"Extension Period" has the meaning given to that term in Section 4.5(b) hereof.

2.18	"Grant Date" means the date specified in the Option Agreement as the date on which an Option is granted.

2.19	"Insider" means an "Insider" as defined in the TSXV Policies.

2.20	"Investor Relations Service Providers" means "Investor Relations Service Providers" as defined in the TSXV Policies.

2.21	"Issued Shares" means "Issued Shares" as defined in the TSXV Policies.

2.22	"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in National Instrument 62-104 – Take-Over Bids and Issuer Bids.

2.23	"Management Company Employee" means a "Management Company Employee" as defined in the TSXV Policies.

2.24	"Market Price" of Shares at any Grant Date means the last closing price per Share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date, or if the Shares are not listed on any stock exchange, "Market Price" of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

2.25	"Offer" has the meaning given to that term in Section 4.6 hereof.

2.26	"Option" means an option to purchase Shares granted pursuant to this Plan and includes a Resulting Issuer Replacement Option.

2.27	"Option Agreement" means an agreement, in the form attached hereto as Schedule "A", whereby the Company grants to an Optionee an Option and includes, in the case of Resulting Issuer Replacement Options held by Resulting Issuer Replacement Optionholders, an Option Exchange Agreement.

2.28	"Option Exchange Agreement" means the agreement between the Company and each Resulting Issuer Replacement Optionholder, whereby the Company grants a Resulting Issuer Replacement Option to such Resulting Issuer Replacement Optionholder.

2.29	"Optionee" means each of Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators and includes a Resulting Issuer Replacement Optionholder.

2.30	"Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of Section 5 hereof.

2.31	"Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

2.32	"Plan" means this Stock Option Plan.

2.33	"Resulting Issuer Replacement Option" has the meaning given to that term in the Amalgamation Agreement.

2.34	"Resulting Issuer Replacement Optionholder" means the holder of a Resulting Issuer Replacement Option.

2.35	"Share Reorganization" has the meaning given to that term in Section 5.1 hereof.

2.36	"Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to Section 5 hereof, "Shares" shall thereafter mean the shares or other securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

2.37	"Securities Act" means the Securities Act (Ontario), R.S.O. 1990, c. S.5, as amended, as at the date hereof.

2.38	"Special Distribution" has the meaning given to that term in Section 5.2 hereof.

2.39	"TSXV Policies" means the Corporate Finance Manual of the TSX Venture Exchange and bulletins, regulations and guidance promulgated thereunder.

2.40	"Unissued Option Shares" means the number of Shares which have, at a particular time, been reserved for issuance upon the exercise of an Option, but which have not been issued, as adjusted from time to time in accordance with the provisions of Section 5 hereof, such adjustments to be cumulative.

2.41	"Unlisted Issuer" means a company, corporation trust or limited partnership which has no securities listed or quoted on any stock exchange, nor has outstanding securities for which trading is reported to or through a stock exchange or public market.

2.42	"Vested" means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

2.43	"VWAP" means the volume weighted average trading price of the Shares on the Exchanges calculated by dividing the total value by the total volume of the Shares traded for the five trading days immediately preceding the exercise of the subject Option, or if the Shares are not listed on any stock exchange, "VWAP" of Shares means the VWAP on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the five days immediately preceding the exercise of the subject Option.

3.	GRANT OF OPTIONS

3.1	Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date, provided that notwithstanding the foregoing, the Option Price of the Resulting Issuer Replacement Options shall be set out in the applicable Option Exchange Agreement and as determined in accordance with the Amalgamation Agreement. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than ten years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2	Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 22,600,000 Shares and, for greater certainty, shall not exceed 20% of the Shares as at the date of implementation of the Plan by the Company. The number of Shares reserved for issuance under the Plan and all of the Company's other previously established or proposed share compensation arrangements:

(a)	in aggregate shall not exceed 22,600,000 and, for greater certainty, shall not exceed 20% of the Shares as at the date of implementation of the Plan by the Company; and

(b)	to all Insiders as a group shall not exceed 10% of the Issued Shares at any point in time (unless otherwise approved by the disinterested shareholders of the Company).

The number of Shares which may be issuable under the Plan and all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a)	to all Insiders as a group shall not exceed 10% of the Issued Shares on the Grant Date (unless otherwise approved by the disinterested shareholders of the Company);

(b)	to any one Optionee, shall not exceed 5% of the Issued Shares on the Grant Date (unless otherwise approved by the disinterested shareholders of the Company);

(c)	to any one Consultant shall not exceed 2% of the Issued Shares of the Company on the Grant Date; and

(d)	to all Investor Relations Service Providers in the aggregate shall not exceed 2% of the Issued Shares of the Company, which Options are to be vested in stages over at least a one-year period such that:

(i)	no more than 1/4 of the Options vest no sooner than three months after the Grant Date;

(ii)	no more than another 1/4 of the Options vest no sooner than six months after the Grant Date;

(iii)	no more than another 1/4 of the Options vest no sooner than nine months after the Grant Date; and

(iv)	the remainder of the Options vest no sooner than 12 months after the Grant Date.

(e)	to all Eligible Charitable Organizations in the aggregate shall not exceed 1% of the Issued Shares of the Company on the Grant Date, which Options shall expire on or before the earlier of:

(i)	the date that is ten years from the Grant Date of the Option; and

(ii)	the 90th day following the date that the holder of the Options ceases to be an Eligible Charitable Organization.

3.3	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. For stock options to Employees, Consultants, Consultant Company or Management Company Employees, the Company is representing herein and in the applicable Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

4.	EXERCISE OF OPTION

4.1	When Options May be Exercised

Subject to Section 4.3 and Section 4.4 hereof, an Option shall be granted as fully Vested on the Grant Date, and may be exercised to purchase any number of Shares up to the number of Unissued Option Shares at any time after the Grant Date, provided that this Plan has been previously approved by the shareholders of the Company, where such prior approval is required by TSXV Policies, up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2	Manner of Exercise

The Board, in its sole discretion, may permit the exercise of an Option through any of the following methods:

(a)	Payment

Options may be exercisable by delivering to the Company a notice specifying the number of Option Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Option Share. Upon notice and payment there will be binding contract for the issue of the Option Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

(b)	Cashless Exercise

A cashless exercise mechanism whereby the Company has an arrangement with a brokerage firm pursuant to which:

(i)	the brokerage firm agrees to loan money to a Optionee to purchase the Option Shares underlying the Options to be exercise by the Optionee;

(ii)	the brokerage firm receives such number of Option Shares to sell, at the direction of and on behalf of the Optionee, the aggregate proceeds of which are sufficient to cover the Option Price of the Options in order to permit the Optionee to repay the loan made to the Optionee; and

(iii)	the Optionee receives the balance of the Option Shares pursuant to such exercise, or cash proceeds from the sale of the balance of the Option Shares.

(c)	Net Exercise

A net exercise mechanism, whereby Options, except Options granted to an Investor Relations Service Provider, are exercised without the Optionee making any cash payment so the Company does not receive any cash from the exercise of such Options and the Optionee receives only the number of Option Shares that is equal to the quotient obtained by dividing: (A) the product of the number of Options being exercised and the difference between the VWAP of the underlying Shares and the Option Price of the subject Options; by (B) the VWAP of the underlying Shares.

4.3	Vesting of Option Shares

An Option shall be granted hereunder as fully Vested, unless a vesting schedule is imposed by the Board as a condition of the grant on the Grant Date; and provided that if the Option is being granted to an Investor Relations Service Provider, then the Option must vest in stages as set out in Section 3.2(d) hereof.

4.4	Termination of Employment

If an Optionee ceases to be an Eligible Person, his or her Option shall be exercisable as follows:

(a)	Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of:

(i)	365 days after the date of death or Disability; and

(ii)	the Expiry Date.

(b)	Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee's employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination shall be cancelled as of that date.

(c)	Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company's retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person.

Notwithstanding the foregoing, Resulting Issuer Options held by Resulting Issuer Replacement Optionholders who are not Eligible Persons at the Closing (as defined in the Amalgamation Agreement) will expire 12 months from the date of the Closing.

4.5	Blackout Extension

(a)	The Company may from time to time impose trading blackouts during which directors, officers, employees or consultants may not trade in the securities of the Company (a "Blackout Period"). If a Blackout Period is imposed, subject to the terms of the blackout and the Company's blackout policy, a holder of an Option may not exercise Options until expiry of the Blackout Period.

(b)	As a result of the foregoing limitation, and notwithstanding any other provision of the Plan, the term of any Option that would otherwise expire during a Blackout Period will be extended by ten (10) trading days following the expiry of such Blackout Period (the "Extension Period"), provided that the following requirements are satisfied:

(i)	the Blackout Period must be formally imposed by the Company pursuant to its internal trading policies. For greater certainty, in the absence of the Company formally imposing a Blackout Period, the expiry date of any Options will not be automatically extended in any circumstances;

(ii)	the Blackout Period must expire upon the general disclosure of the undisclosed material information; provided that if an additional Blackout Period is subsequently imposed by the Company during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Extension Period to enable the exercise of such Option within 10 trading days following the end of the last imposed Blackout Period; and

(iii)	the automatic extension of a holder's Options will not be permitted where the Optionee or the Company is subject to a cease trade order (or similar order under securities laws) in respect of the Company's securities.

4.6	Effect of a Take-Over Bid

If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of Subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon the Option Shares subject to such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.

4.7	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, are Vested (subject to the proviso below), and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided that where an Option was granted to an Investor Relations Service Provider, the Board declaration that Option Shares issuable upon the exercise of such Options granted under the Plan be Vested with respect to such Option Shares, is subject to prior approval of the Exchanges. The Board shall give each Optionee as much notice as possible of the acceleration of the Options under this Section, except that not less than 5 business days and not more than 35 days' notice is required.

4.8	Effect of a Change of Control

If a Change of Control occurs, all Option Shares subject to each outstanding Option shall become Vested and may be exercised in whole or in part by the Optionee immediately prior to such Change of Control.

4.9	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, by the cancellation of the right to purchase Option Shares under the Option Agreement shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.10	Shares Not Acquired, Cancelled or Terminated

Any Unissued Option Shares not acquired by an Optionee under an Option for reason that it is cancelled, terminated, surrendered, forfeited or expired without being exercised may be made the subject of a further Option granted pursuant to the provisions of the Plan. For greater certainty, any Option Shares acquired by an Optionee under an Option shall not continue to be issuable under the Plan.

5.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or at the effective time of such subdivision, combination or consolidation, for each Option:

(a)	the Option Price will be adjusted to a price per Share which is the product of:

(i)	the Option Price in effect immediately before that effective date or record date; and

(ii)	a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)	the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subparagraph (a)(ii).

5.2	Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)	shares of the Company, other than the Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d)	rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), the Board shall make such adjustments to the Plan and to the Options then outstanding under the Plan as the Board determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Optionee shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation, a reduction of the Option Price or an increase in the number of Unissued Option Shares.

5.3	Corporate Organization

Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in Section 5.1 or Section 5.2 hereof;

(b)	a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation,

(any such event being herein called a "Corporate Reorganization") the Board shall make such adjustments to the Plan and to the Options then outstanding under the Plan as the Board determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Optionee shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation, the substitution or replacement of similar options to purchase other shares in the Company (or in the case of an event described in (b) above, shares in the corporation resulting from such event).

5.4	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company's auditor, or, if they decline to so act, any other firm of Chartered Accountants in Toronto, Ontario, that the Board may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5	Regulatory Approval

Any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of Section 5.1, Section 5.2 or Section 5.3 is subject to the approval of the Exchanges where required pursuant to their policies, and compliance with the applicable securities rules or regulations of any other governmental authority having jurisdiction.

6.	MISCELLANEOUS

6.1	Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2	Necessary Approvals

The Plan shall be effective immediately upon the approval of the Board, where the Company is a non-reporting issuer. If the Company is a reporting issuer whose Shares are listed on any Exchanges, then the Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution, where such prior approval is required by the policies of the Exchanges. Any Options granted under this Plan before such prior approval shall only be exercised upon the receipt of such approval, where it is required by the policies of the Exchanges. Disinterested shareholder approval (as required by the Exchanges) will be obtained for any reduction in the exercise price or an extension of the term of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment. The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to compliance with the policies of the Exchanges and applicable securities rules or regulations of any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to comply with such policies, rules or regulations, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3	Administration of the Plan

The Board shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in Section 5.4 hereof, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4	Income Taxes

Notwithstanding any other provision of this Plan, the Company or any affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company or any affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option or Option Share or other benefit under the Plan. In such circumstances, the Company or any affiliate may require that the Optionee pay to the Company or any affiliate, such amount as the Company or any affiliate reasonably determines it is obliged to remit to the relevant tax authorities in connection with any Option or Option Share or other benefit under the Plan. Alternatively, the Company or any affiliate shall have the right, in its discretion, to satisfy any such liability by the withholding of all or any portion of any payment to be made to the Optionee (under this Plan or otherwise), and as a condition of and prior to participation of the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. Neither the Company nor any of its affiliates shall be held responsible for any tax consequences to an Optionee as a result of the Optionee's participation in the Plan.

6.5	Amendments to the Plan

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.6	Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchanges having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9	No Assignment

No Optionee may assign any of his or her rights under the Plan or any Option granted thereunder.

6.10	Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12	Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of Ontario.

6.13	Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

Schedule "A"

PREMIUM NICKEL RESOURCES LTD. STOCK OPTION PLAN

OPTION AGREEMENT

[Note: If the Option Price is less than the Market Price at the time of the grant then insert the following legend:] Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this agreement and any securities issued upon exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ●, 20● [four months and one day after the date of grant].

This Option Agreement is entered into between Premium Nickel Resources Ltd. ("Company") and the Optionee named below pursuant to the Company Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	On ●, 20● (the "Grant Date");

2.	● (the "Optionee");

3.	was granted the option (the "Option") to purchase ● common shares (the "Option Shares") of the Company;

4.	for the price (the "Option Price") of $● per share;

5.	which shall be exercisable as fully Vested from the Grant Date, unless the granting of this Option is to a Investor Relations Service Provider, in which case the Option will be vested over a 12 month period from the date of grant in accordance with TSXV Policies;

6.	terminating on the ●, 20● (the "Expiry Date");

7.	by signing this Option Agreement, the Optionee acknowledges and consents to:

(a)	the disclosure of Personal Information by the Company to the TSX Venture Exchange (the "Exchange") (as defined in Exchange Appendix 6A – see Appendix "1" hereto) pursuant to the Exchange Form 4G which the Company is required to file in connection with this Option grant; and

(b)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time;

(Where "Personal Information" means any information about the Optionee, and includes the information contained in the tables, as applicable, found in Exchange Form 4G), all on the terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ● day of ●, 20●.

PREMIUM NICKEL RESOURCES LTD.

Per:
OPTIONEE		Authorized Signatory

Appendix "1"

APPENDIX 6A ACKNOWLEDGEMENT – PERSONAL INFORMATION

TSX Venture Exchange Inc. and its affiliates, authorized agents, subsidiaries and divisions, including the TSX Venture Exchange (collectively referred to as "the Exchange") collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Applicant and use it for the following purposes:

•	to conduct background checks,

•	to verify the Personal Information that has been provided about each individual,

•	to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Issuer or Applicant,

•	to consider the eligibility of the Issuer or Applicant to list on the Exchange,

•	to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Issuer, or its associates or affiliates,

•	to conduct enforcement proceedings, and

•	to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished.

The Personal Information the Exchange collects may also be disclosed:

(a)	to the agencies and organizations in the preceding paragraph, or as otherwise permitted or required by law, and they may use it in their own investigations for the purposes described above; and

(b)	on the Exchange's website or through printed materials published by or pursuant to the directions of the Exchange.

The Exchange may from time to time use third parties to process information and/or provide other administrative services. In this regard, the Exchange may share the information with such third party service providers.

Appendix “E”

Dissent Rights Under Business Corporations Act (British Columbia)

Sections 237 to 247 of the BCBCA

Definitions and application

237	(1)	In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)	in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238	(1)	A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles

(i)	to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii)	without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91, or

(iii)	without limiting subparagraph (i), in the case of a benefit company, to alter the company’s benefit provision;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(1.1)	A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239	(1)	A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)	If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240	(1)	If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)	If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)	If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)	Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241	If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242	(1)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a)	if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)	A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)	A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)	A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)	The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243	(1)	A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)	A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244	(1)	A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)	Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)	Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)	A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245	(1)	A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)	A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)	Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)	If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)	A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246	The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247	If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Appendix “F”

Certain Corporate Differences Between BCBCA and OBCA

The provisions of the OBCA dealing with shareholder rights and protections are generally comparable to those contained in the BCBCA. NAN Shareholders will not lose or gain any significant rights or protections as a result of the Continuance.

The following is a summary comparison of the provisions of the OBCA and the BCBCA which pertain to the rights of NAN Shareholders. This summary is not intended to be exhaustive and does not cover all of the differences between the OBCA and the BCBCA affecting corporations and their shareholders and is qualified in its entirety by the complete text of the relevant provisions of the BCBCA and the OBCA. Upon completion of the Continuance, the rights of NAN Shareholders will also be subject to the Articles and by-laws of the Resulting Issuer, as set forth in further detail below. NAN Shareholders should consult their legal advisors regarding all of the implications of the Continuance. Notwithstanding the alteration of NAN Shareholders' rights and obligations under the OBCA and the articles of incorporation and by-laws for NAN, NAN will still be bound by the rules and policies of the Exchange as well as the applicable securities legislation.

Charter Documents

Under the BCBCA, charter documents consist of a "Notice of Articles", which sets forth, among other things, the name of a company and the amount and type of authorized capital, and "Articles" which govern the management of the company. The Notice of Articles is filed with the Registrar of Companies and the Articles are filed only with the company's registered and records office.

Under the OBCA, a corporation has "articles", which set forth the name of the corporation and the amount and type of authorized capital, and "by-laws" which govern the management of the corporation. The articles are filed with the Director under the OBCA and the bylaws are filed with the corporation's registered and records office.

Therefore, the current articles of NAN are suitable for a company governed by the BCBCA but not for a corporation governed by the OBCA, and will have to be changed to new by-laws that are suitable for an Ontario corporation. The repeal of the Existing Articles of NAN will be approved, if thought fit, by the directors, subject to the prior completion of the Continuance. Upon the Continuance becoming effective, the former articles of NAN will be repealed and replaced with the Articles of Continuance.

Sale of a Corporation's Undertaking

The OBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation, other than in the ordinary course of business. If a sale, lease or exchange of all or substantially all of the property of a corporation would affect a particular class series of shares in a manner that is different than the shares of another class of serious entitled to vote, then such class or series of shares are entitled to a separate class or series of shares are entitled to a separate class or series vote, regardless of whether or not such shares otherwise carry the right to vote.

Under the BCBCA, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only if it is in the ordinary course of the company's business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a "special majority", which means the majority specified in a company's articles of at least two-thirds and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company, or, if the company's articles do not specify, by two-thirds of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company.

Amendment to Charter Documents of a Corporation

Under the OBCA, substantive changes to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class of shares are affected differently by the alteration than the rights of the holders of other classes of shares, a resolution passed by not less than two-thirds of the votes cast by the holders of all of the shares of a corporation, whether or not they carry the right to vote, and a special resolution of each such class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class of shares or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Changes to the articles of a company under the BCBCA are affected by the type of resolution specified either in the BCBCA or the articles of the company, which, for many alterations, including change of name or certain alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution. Alteration of the special rights and restrictions attached to issued shares requires, in addition to any shareholder resolution provided for by the articles, consent by a special separate resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a company out of the jurisdiction requires a special resolution as described above.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a company, may exercise a right of dissent and require the company to purchase the shares held by such shareholders at the fair value of such shares. The Dissent Right is applicable where the company proposes to, among other things:

•	alter the Articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

•	adopt an amalgamation agreement;

•	approve an amalgamation under Division 4 of Part 9 of the BCBCA;

•	approve an arrangement, the terms of which arrangement permit dissent;

•	authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; and

•	authorize the continuation of the company into a jurisdiction other than British Columbia.

The OBCA contains a similar dissent remedy, although the procedure for exercising this remedy is different from that contained in the BCBCA.

Oppression Remedies

Under the OBCA, a shareholder, beneficial shareholder, former shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its Affiliates, or any other Person who, in the discretion of a court, is a proper Person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its Affiliates, any act or omission of a corporation or its Affiliates effects a result, the business or affairs of a corporation or its Affiliates are or have been exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any securityholder, creditor, director or officer.

The oppression remedy under the BCBCA is similar to the remedy found in the OBCA, with a few differences. Under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also the acts of an Affiliate of the corporation and the Affiliate’s directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the company. In addition, under the BCBCA the applicant must bring the application in a “timely manner”, which is not required under the OBCA.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, including a beneficial shareholder or a director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such right, duty or obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a company.

A broader right to bring a derivative action is contained in the OBCA and this right extends to officers, former shareholders, directors or officers of a corporation or its Affiliates, and any Person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its Subsidiaries.

Requisition of Meetings

The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months.

Place of Meetings

The OBCA provides that meetings of shareholders may be held either inside or outside the Province of Ontario as the directors of the applicable corporation may determine.

The BCBCA requires all in-person meetings of shareholders to be held in British Columbia unless a location outside British Columbia is provided for in the company’s articles, approved in writing by the registrar under the BCBCA, or, if the articles do not restrict the company from holding meetings outside of British Columbia, by a resolution required by the articles or the BCBCA for that purpose.

Directors

The OBCA requires that at least 25% of a corporation’s directors be resident Canadians, and if a corporation has less than four directors, the board of the corporation must have at least one resident Canadian director. Like the BCBCA, the OBCA provides that a public company must have at least three directors.

The BCBCA provides that a public company must have at least three directors but does not have any residency requirements for a company’s board of directors

BCBCA Rights of Dissent in Respect of the Continuance Resolution

NAN Shareholders may, subject to compliance with certain conditions, dissent from the Continuance Resolution and be entitled to be paid the fair value for their NAN Shares in accordance with Section 309 of the BCBCA. Registered NAN Shareholders who wish to dissent should seek the advice of legal advisors and carefully read the provisions of Section 309 and Division 2 of Part 8 of the BCBCA.

The following description of the rights of the NAN Dissenting Shareholders in connection with the Continuance is not a comprehensive statement of the procedures to be followed by a NAN Dissenting Shareholder who seeks payment of the fair value of such NAN Shares and is qualified in its entirety by the full text of Sections 237 to 247 of the BCBCA.

A NAN Shareholder who intends to exercise BCBCA Continuance Dissent Rights should carefully consider and comply with the provisions of Section 242 of the BCBCA. Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Persons who are Beneficial Owners of NAN Shares registered in the name of a broker, custodian, nominee or other Intermediary who wish to dissent should be aware that only the registered owner of such NAN Shares is entitled to dissent. Accordingly, a Beneficial Owner of NAN Shares desiring to exercise his, her or its BCBCA Continuance Dissent Rights must make arrangements for the NAN Shares beneficially owned by him, her or it to be registered in his, her or its name prior to the time the written objection to the Continuance Resolution is required to be received by NAN or, alternatively, make arrangements for the registered holder of his, her or its NAN Shares to dissent on his, her or its behalf. Beneficial Shareholders who wish to dissent should contact their broker or other Intermediary for assistance with exercising their BCBCA Continuance Dissent Rights.

A NAN Dissenting Shareholder must send to NAN a written objection to the Continuance Resolution from which such NAN Shareholder is dissenting. The written objection must be received by NAN at the head office of NAN, being Suite 2500, 666 Burrard Street, Vancouver, BC, V6C 2X8, not later than 10:00 a.m. (Toronto time) on June 21, 2022. A NAN Shareholder who wishes to dissent must prepare a separate Notice of Dissent for (i) the NAN Shareholder, if the NAN Shareholder is dissenting on his, her or its own behalf; and (ii) each Person who beneficially owns NAN Shares in the Shareholder’s name and on whose behalf the NAN Shareholder is dissenting. To be valid, a Dissent Notice must:

(a)	identify in each Dissent Notice the Person on whose behalf dissent is being exercised;

(b)	set out the number of NAN Shares in respect of which the NAN Dissenting Shareholder is exercising the BCBCA Continuance Dissent Rights (the “Continuance Notice Shares”), which number cannot be less than all of the NAN Shares held by the NAN Shareholder on whose behalf the BCBCA Continuance Dissent Rights are being exercised;

(c)	if the Continuance Notice Shares constitute all of the NAN Shares of which the NAN Dissenting Shareholder is both the registered owner and beneficial owner and the NAN Dissenting Shareholder owns no other NAN Shares as beneficial owner, a statement to that effect;

(d)	if the Continuance Notice Shares constitute all of the NAN Shares of which the NAN Dissenting Shareholder is the registered and beneficial owner but the NAN Dissenting Shareholder owns other NAN Shares as just a beneficial owner, a statement to that effect, and

(i)	the names of the registered owners of those other NAN Shares,

(ii)	the number, and the class and series, if applicable, of those other NAN Shares that are held by each of those registered owners, and

(iii)	a statement that Continuance Dissent Notices are being or have been sent in respect of all those other NAN Shares;

(e)	if a right of dissent is being exercised by the NAN Dissenting Shareholder on behalf of a beneficial NAN Shareholder who is not the NAN Dissenting Shareholder, a statement to that effect, and

(i)	the name and address of the beneficial NAN Shareholder, and

(ii)	a statement that the NAN Dissenting Shareholder is dissenting in relation to all of the NAN Shares beneficially owned by the NAN Shareholder that are registered in the NAN Dissenting Shareholder’s name.

The giving of a Continuance Dissent Notice does not deprive a NAN Dissenting Shareholder of his, her or its right to vote at the Meeting on the Continuance Resolution. A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute a Continuance Dissent Notice. A NAN Shareholder is not entitled to exercise the BCBCA Continuance Dissent Right with respect to any NAN Shares if the NAN Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his, her or its proxyholder to vote) FOR the Continuance Resolution. A NAN Dissenting Shareholder, however, may vote as a proxy for a NAN Shareholder whose proxy required an affirmative vote, without affecting his, her or its right to exercise the BCBCA Continuance Dissent Rights.

If NAN intends to act on the authority of the Continuance Resolution, it must send a notice (the “Notice to Proceed”) to the NAN Dissenting Shareholder promptly after the later of:

(a)	the date on which NAN forms the intention to proceed; and

(b)	the date on which the Continuance Dissent Notice was received.

If NAN has acted on the Continuance Resolution, it must promptly send a Notice to Proceed to the NAN Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that NAN intends to act or has acted on the authority of the Continuance Resolution and advise the NAN Dissenting Shareholder of the manner in which dissent is to be completed.

On receiving a Notice to Proceed, the NAN Dissenting Shareholder is entitled to require NAN to purchase all of the NAN Shares in respect of which the Continuance Dissent Notice was given.

A NAN Dissenting Shareholder who receives a Notice to Proceed, and who wishes to proceed with the dissent, must send the following to NAN within one month after the date of the Notice to Proceed:

(a)	a written statement that the NAN Dissenting Shareholder requires NAN to purchase all of the Continuance Notice Shares;

(b)	the certificate(s) representing the Continuance Notice Shares; and

(c)	if dissent is being exercised by the NAN Dissenting Shareholder on behalf of a beneficial NAN Shareholder who is not the NAN Dissenting Shareholder, a written statement signed by the beneficial NAN Shareholder setting out whether the beneficial NAN Shareholder is the beneficial owner of other NAN Shares, and if so, setting out:

(i)	the names of the registered owners of those other NAN Shares;

(ii)	the number, and the class and series, if applicable, of those other NAN Shares that are held by each of those registered owners; and

(iii)	that the BCBCA Continuance Dissent Rights are being exercised in respect of all of those other NAN Shares, whereupon NAN is bound to purchase them in accordance with the Continuance Dissent Notice.

NAN and the NAN Dissenting Shareholder may agree on the amount of the payout value of the Continuance Notice Shares and in that event, NAN must either promptly pay that amount to the NAN Dissenting Shareholder or send a notice to the NAN Dissenting Shareholder that NAN is unable lawfully to pay NAN Dissenting Shareholders for their Continuance Notice Shares as NAN is insolvent or if the payment would render NAN insolvent.

If NAN and the NAN Dissenting Shareholder do not agree on the amount of the payout value of the Continuance Notice Shares, the NAN Dissenting Shareholder or NAN may apply to a court of competent jurisdiction and the court may:

(a)	determine the payout value of the Continuance Notice Shares or order that the payout value of the Continuance Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b)	join in the application each NAN Dissenting Shareholder who has not agreed with NAN on the amount of the payout value of the Continuance Notice Shares; and

(c)	make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Continuance Notice Shares has been made, NAN must either pay that amount to the NAN Dissenting Shareholder or send a notice to the NAN Dissenting Shareholder that NAN is unable lawfully to pay NAN Dissenting Shareholders for their Continuance Notice Shares as NAN is insolvent or if the payment would render NAN insolvent. If the NAN Dissenting Shareholder receives a notice that NAN is unable to lawfully pay NAN Dissenting Shareholders for their Continuance Notice Shares, the NAN Dissenting Shareholder may, within 30 days after receipt, withdraw his, her or its Dissent Notice. If his, her, or its Dissent Notice is not withdrawn, the NAN Dissenting Shareholder remains a claimant against NAN to be paid as soon as NAN is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of NAN but in priority to the other NAN Shareholders.

Any notice required to be given by NAN or a NAN Dissenting Shareholder to the other in connection with the exercise of the BCBCA Continuance Dissent Rights will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second Business Day after the day of mailing, or, if sent by facsimile or other similar form of transmission, the first Business Day after the date of transmittal.

A Dissenting Shareholder who:

(a)	properly exercises the BCBCA Continuance Dissent Rights by strictly complying with all of the Dissent Procedures required to be complied with by a NAN Dissenting Shareholder, will cease to have any rights as a NAN Shareholder other than the right to be paid the fair value of the Continuance Notice Shares by NAN in accordance with the Dissent Procedures; or

(b)	seeks to exercise the BCBCA Continuance Dissent Rights, but who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a NAN Dissenting Shareholder, will lose such right to dissent.

Appendix “G”

Form of Articles of Continuance

See attached.

G-1

129006213v1 Ministry of Government and Consumer Services Articles of Continuance Business Corporations Act For questions or more information to complete this form, please refer to the instruction page. Fields marked with an asterisk (*) are mandatory. 1. Corporation Information Corporation Name NORTH AMERICAN NICKEL INC. Has the corporation been assigned an Ontario Corporation Number (OCN)?* ☐ Yes ☒ No Please confirm the statement below* ☒ I confirm that the corporation has never been assigned an Ontario Corporation Number. 2. Contact Information Please provide the following information for the person we should contact regarding this filing. This person will receive official documents or notices and correspondence to this filing. By proceeding with this filing, you are confirming that you have been duly authorized to do so. First Name* Middle Name Last Name* Belinda Raposo Telephone Country Code Telephone Number* 1 416-777-6530 Email Address* RaposoB@bennettjones.com 3. Jurisdiction Please provide the name of the jurisdiction where the corporation is currently incorporated or continued and the original date of incorporation or amalgamation of the corporation. Current Corporation Name* NORTH AMERICAN NICKEL INC. Governing Jurisdiction* Canada Province* British Columbia Original Date of Incorporation/Amalgamation* September 20, 1983 The following supporting documents are required. Please attach these documents with your application: ☒ Incorporation documents and all amendments and a copy of continuation documents and amendments if applicable, certified by an officer of the appropriate jurisdiction* ☒ Letter of Satisfaction/Authorization to Continue issued by the proper officer of the jurisdiction the corporation is leaving* 4. Corporation Name Every corporation must have a name. You can either propose a name for the corporation or request a number name. If you propose a name for the corporation, you need a Nuans report for the proposed name. Will this corporation have a number name?* ☐ Yes ☒ No The corporation will have:* ☒ an English name (example, “Green Institute Inc.”) ☐ a French name (example: “Institut Green Inc.”)

129006213v1 ☐ a combination of English and French name (example “Institut Green Institute Inc.”) ☐ an English and French name that are equivalent but used separately (example: “Green Institute Inc./Institut Green Inc.”) Nuans Report New Corporation Name (Proposed)* Premium Nickel Resources Ltd. Nuans Report Reference Number* Nuans Report Date* 121581895 04-29-2022 ☐ Select this if you have a Legal Opinion for an identical name 5. General Details Requested Date for Continuance* Primary Activity Code* Official Email Address* TorCorp-OBR@bennettjones.com An official email address is required for administrative purposes and must be kept current. All official documents or notices and correspondence to the corporation will be sent to this email address. 6. Address Every corporation is required to have a registered office address in Ontario. This address must be set out in full. A post office box alone is not an acceptable address. Registered Office Address* ☒ Standard Address ☐ Lot/Concession Address Street Number* Street Name* Unit Number 100 King Street West, Suite 3400 City/Town* Province Postal Code* Toronto Ontario M5X 1A4 Country Canada 7. Director(s) Please specify the number of directors for your Corporation* ☐ Fixed Number ☒ Minimum/Maximum Minimum Number of Directors* Maximum Number of Directors 1 10 Director 1 First Name* Middle Name Last Name* Keith Morrison Email Address Is this director a Resident Canadian?* ☒ Yes ☐ No Address for Service* ☒ Canada ☐ U.S.A. ☐ International Street Number* Street Name* Unit Number City/Town* Province* Postal Code* Country Canada Director 2 First Name* Middle Name Last Name* Charles Riopel Email Address Is this director a Resident Canadian?* ☒ Yes ☐ No Address for Service* ☒ Canada ☐ U.S.A. ☐ International Street Number* Street Name* Unit Number City/Town* Province* Postal Code*

129006213v1 Country Canada Director 3 First Name* Middle Name Last Name* John Hick Email Address Is this director a Resident Canadian?* ☒ Yes ☐ No Address for Service* ☒ Canada ☐ U.S.A. ☐ International Street Number* Street Name* Unit Number City/Town* Province* Postal Code* Country Canada Director 4 First Name* Middle Name Last Name* Douglas E. Ford Email Address Is this director a Resident Canadian?* ☒ Yes ☐ No Address for Service* ☒ Canada ☐ U.S.A. ☐ International Street Number* Street Name* Unit Number City/Town* Province* Postal Code* Country Canada Director 5 First Name* Middle Name Last Name* Christopher Messina Email Address Is this director a Resident Canadian?* ☐ Yes ☒ No Address for Service* ☐ Canada ☒ U.S.A. ☐ International Street Number* Street Name* Unit Number City/Town* Province* Postal Code* Country United States Director 6 First Name* Middle Name Last Name* Zhen Janet Huang Email Address Is this director a Resident Canadian?* ☐ Yes ☒ No Address for Service* ☐ Canada ☐ U.S.A. ☒ International Street Number* Street Name* Unit Number City/Town* Province* Postal Code* Country

129006213v1 8. Shares and Provisions (Maximum limit is 100,000 per text box) Every corporation must be authorized to issue at least one class of shares. You must describe the classes of shares of the corporation and the maximum number of shares the corporation is authorized to issue for each class. If the corporation has more than one class of shares, you must specify the rights, privileges and conditions for each class. Description of Classes of Shares The classes and any maximum number of shares that the corporation is authorized to issue: Enter the Text* The Corporation is authorized to issue (i) an unlimited number of Common Shares; (i) 100,000 Preferred Shares, issuable in series; and (iii) 20,000,000 Series 1 Convertible Preferred Shares. Rights, Privileges, Restrictions and Conditions Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors’ authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter “Not Applicable”. Enter the Text* See attached Schedule. Restrictions on Share Transfers The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter “None”: Enter the Text* None. Restrictions on Business or Powers Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter “None”: Enter the Text* None. Other Provisions, if any Enter other provisions, or if no other provisions enter “None”: Enter the Text* None. 9. Required Statements Required Statements ☒ The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated under this Act.* ☒ The corporation has complied with subsection 180(3) of the Business Corporations Act.* Authorization Date ☒ The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction currently governing the corporation, on the following date:*

129006213v1 Authorization Date* 10. Authorization ☒ I, Belinda Raposo confirm that this form has been signed by the required person Caution – The Act sets out penalties, including fines, for submitting false or misleading information. Required Signature Name Position Signature

SCHEDULE TO

ARTICLES OF CONTINUANCE

Rights, Privileges, Restrictions and Conditions

Rights, privileges, restrictions and conditions (if any) attaching to each class of shares:

Common Shares

The Common Shares shall have attached thereto the following rights:

1.            to vote at any meeting of shareholders of the Corporation;

2.            to receive any dividend declared by the Corporation; and

3.            to receive the remaining property of the Corporation on dissolution.

Preferred Shares:

1.            Issuance of Preferred Shares in a Series

The Preferred Shares may be issued in one or more series and the directors of the Corporation may by resolution:

a)	alter the Articles to fix the number of shares in, and to determine the designation of the shares of, each series; and

b)	alter the Articles to create, define and attach special rights and restrictions to the shares of each series subject to the special rights and restrictions attached to the Preferred Shares.

2.            Designation, Rights, Privileges, Restrictions and Conditions of Series

Subject to the provisions of the Business Corporations Act (Ontario), the provisions herein contained and to any provisions in that regard attaching to any outstanding series of Preferred Shares, the directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares including, without limitation, the rate or amount of dividends or the method of calculating dividends, the dates of payments thereof, the redemption and/or purchase prices, and terms and conditions of any redemption and/or purchase rights, any voting rights, any conversion rights and any sinking fund or such other provisions.

3.            Priority

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its members for the purpose of winding up its affairs or on the occurrence of any event that would result in the holders of all series of Preferred Shares being entitled to return of capital, rank on a parity with the Preferred Shares of every other series and in priority over the Common Shares of the Corporation and over any other shares of the Corporation ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares of the Corporation and over any other shares of the Corporation ranking junior to the Preferred Shares as may be fixed in accordance with the provisions hereof.

4.            Creation of Additional Shares

No shares of a class ranking prior to or pari passu with the Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its members for the purpose of winding up its affairs or on the occurrence of any event that would result in the holders of all series of Preferred Shares being entitled to a return of capital, may be created or issued without the approval of the holders of the Preferred Shares given in accordance with the provisions hereof.

5.            Voting

Except as otherwise specifically provided in the Business Corporations Act (Ontario) and except as may be otherwise specially provided in the provisions attaching to any series of the Preferred Shares, the holders of the Preferred Shares shall not be entitled to receive any notice of or attend any meeting of members of the Corporation and shall not be entitled to vote at any such meeting.

6.            Amendment of Preferred Shares

The provisions hereof may not be repealed, altered, modified, amended or amplified without the approval of the holders of the Preferred Shares given in accordance with the provisions hereof.

7.            Approval of Holders of Preferred Shares

The approval of the holders of the Preferred Shares as to any and all matters referred to herein may be given as follows:

a)	any approval given by the holders of Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least 75% of the outstanding Preferred Shares or by a resolution passed at a meeting of holders of Preferred Shares duly called and held upon not less than 21 days notice at which the holders of at least 25% of the outstanding Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 50% of the votes cast at such meeting, in addition to any vote or other consent or approval that may be required by the Business Corporations Act (Ontario). If at any such meeting the holders of at least 25% of the outstanding Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the Chairman, and not less than 10 days written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Preferred Shares present or represented by proxy may transact the business for which 50% of the votes cast at such meeting shall constitute the approval of the holders of the Preferred Shares; and

b)	on every poll taken at any meeting of holders of Preferred Shares, every holder of Preferred Shares shall be entitled to one vote in respect of each one dollar of the issue price of each Preferred share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct there shall be those from time to time prescribed in the Articles of the Corporation with respect to meetings of members.

Series 1 Convertible Preferred Shares:

1.            Definitions

“Common Shares” means the Common Shares without par value of the Corporation; and

“Conversion Value” means $1 per Series 1 Convertible Preferred Share.

2.            Dividends

The Corporation shall not declare or pay any dividends on the Common Shares unless it shall, at the same time, declare and pay dividends on the Series 1 Convertible Preferred Shares in the same amounts to which a holder of such number of Common Shares would have been entitled if the Series 1 Convertible Preferred Shares had been converted into Common Shares immediately prior to the declaration and payment of such dividend.

3.            Voting

The holders of the Series 1 Convertible Preferred Shares shall be entitled to receive notice of, and to attend at all general meetings of the Corporation, but shall not be entitled to vote at such meetings. The holders of the Series 1 Convertible Preferred Shares are entitled to vote at all meetings of the holders of the Series 1 Convertible Preferred Shares and shall have one (1) vote for each Series 1 Convertible Preferred Share held.

4.            Conversion

A.	The Series 1 Convertible Preferred Shares shall be convertible at any time after the expiry of six (6) months from the date of their issuance upon the holder serving the Corporation with ten (10) days written notice. The number of Common Shares to be issued on the conversion of any of the Series 1 Convertible Preferred Shares shall be equal to the result obtained by dividing the aggregate Conversion Value of the Series 1 Convertible Preferred Shares to be converted by the greater of

i)	$[9.00][1];

ii)	the average closing price of the Corporation’s shares on the Canadian stock exchange on which the shares of the Corporation principally trade over the two-week period preceding the date of receipt of the conversion notice; and

iii)	the average closing price of the Corporation’s shares on the Ontario Over-the-Counter Market over the two-week period preceding the date of receipt of the conversion notice.

No fractional shares shall be issued on the conversion of Series 1 Convertible Preferred Shares and any such fractions resulting from the conversion shall be cancelled.

[1]	Note: To be adjusted to $45.00 assuming the 5:1 Consolidation is implemented.

B.	The conversion privilege herein provided for may only be exercised by notice in writing given to the Corporation accompanied by the certificate or certificates for Series 1 Convertible Preferred Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as the holder of the Series 1 Convertible Preferred Shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of Series 1 Convertible Preferred Shares which the holder desires to have converted. Upon the Corporation receiving such notice, the Corporation shall issue certificates for Common Shares at the applicable conversion rate herein described and in accordance with the provisions hereof to the registered holder of the Series 1 Convertible Preferred Shares represented by the certificate or certificates accompanying such notice.

C.	Upon conversion of any Series 1 Convertible Preferred Shares, the Corporation shall make no payment or adjustment on account of any accumulated or unpaid dividends on the certificates which are surrendered for conversion or on, account of any dividends on the Common Shares issuable upon such conversion.

D.	In case of any reclassification, change, consolidation, or subdivision of the Common Shares on or prior to conversion or in case of any amalgamation, consolidation or merger of the Corporation with or into any other Corporation, or in the case of any sale of the properties and assets of the Corporation as, or substantially as, an entirety to any, other Corporation, each Series 1 Convertible Preferred Share shall, after such reclassification, change, consolidation, subdivision, amalgamation, merger or sale, be convertible into the number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing Corporation, as the case may be, to which a holder of such number of Common Shares as would have been issued if such Series 1 Convertible Preferred Shares had been converted immediately prior to such reclassification, change, consolidation, subdivision, amalgamation, merger or sale would have been entitled upon such reclassification, change, consolidation, subdivision, amalgamation, merger or sale.

E.	Series 1 Convertible Preferred Shares which are converted in accordance with this Article shall be, and shall be deemed to be, cancelled and returned to the status of authorized but unissued shares, and shall not be re-issued as Series 1 Convertible Preferred Shares.

5.            Amendments

The rights, conditions and limitations attached to the Series 1 Convertible Preferred Shares may be amended, modified, suspended, altered or repealed but only if consented to, or approved by the holders of the Series 1 Convertible Preferred Shares, and in the manner hereinafter specified and in accordance with any requirements of the Business Corporations Act (Ontario).

6.            Approval

Any consent or approval required by the provisions of these Articles of Continuance to be given by the holders of the Series 1 Convertible Preferred Shares shall be deemed to have been sufficiently given by a resolution passed at a meeting of holders of the Series 1 Convertible Preferred Shares, duly called and held upon not less than twenty-one (21) days notice to the holder at which the holders of at least a majority of the outstanding Series 1 Convertible Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than seventy-five percent (75%) of the votes cast at such meeting. If at any such meeting the holders of a majority of the outstanding Series 1 Convertible Preferred Shares are not present or represented, by proxy within one-half hour After the time appointed for such meeting, then the meeting shall be adjourned to such date not less than fifteen (15) days thereafter and to such time and place as may be designated by the Chairman, and not less than ten (10) days’ written notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose of which the meeting was originally called. At such adjourned meeting the holders of the Series 1 Convertible Preferred Shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of not less than seventy-five percent (75%) of the votes cast at such adjourned meeting shall constitute the consent or approval of the holder of the Series 1 Convertible Preferred Shares. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed by the Business Corporations Act (Ontario), or as set out in the Articles of the Corporation.

7.            Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 1 Convertible Preferred Shares shall be entitled, if such liquidation, dissolution or winding up, or other distribution of assets shall occur, to receive the remaining property of the Corporation upon liquidation, dissolution, winding up or other distribution on the same basis as the holders of the Common Shares of the Corporation as if such Series 1 Convertible Preferred Shares had been converted into Common Shares immediately prior to such liquidation, dissolution, winding up or other distribution.

8.            Notices

Any notice required to be given under the provisions attaching to the Series 1 Convertible Preferred Shares to the holders thereof shall be given by posting the same in a postage prepaid envelope addressed to each holder at the last address of such holder appearing in the register of members or, in the event of such address not so appearing, then to the address of such holder last known to the Corporation; provided that accidental failure or omission to give notice as aforesaid to one or more of such holders shall not invalidate any action or proceeding founded thereon.

Appendix “H”

By-Law No. 1 of Resulting Issuer

See attached.

H-1

Premium Nickel Resources Ltd.

BY-LAW NO. 1

Page

Section 1 DEFINITIONS		1

Section 2 REGISTERED OFFICE		2

Section 3 SEAL		2

Section 4 DIRECTORS		2

4.1	Number	2
4.2	Vacancies	3
4.3	Powers	3
4.4	Duties	3
4.5	Qualification	3
4.6	Term of Office	3
4.7	Election	4
4.8	Consent to Election	4
4.9	Removal	4
4.10	Vacation of Office	4
4.11	Validity of Acts	4

Section 5 MEETINGS OF DIRECTORS		5

5.1	Place of Meeting	5
5.2	Notice	5
5.3	Waiver of Notice	5
5.4	Omission of Notice	5
5.5	Electronic, Telephone Participation Etc.	5
5.6	Adjournment	6
5.7	Quorum and Voting	6
5.8	Resolution in Lieu of Meeting	6

Section 6 COMMITTEES OF DIRECTORS		6

6.1	General	6
6.2	Audit Committee	7

Section 7 REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES		8

Section 8 SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL		8

Section 9 CONFLICT OF INTEREST		8

Section 10 FOR THE PROTECTION OF DIRECTORS AND OFFICERS		9

Section 11 INDEMNITIES TO DIRECTORS AND OTHERS		9

Section 12 OFFICERS		10

12.1	Appointment of Officers	10
12.2	Removal of Officers and Vacation of Office	10
12.3	Vacancies	10
12.4	Chairman of the Board	11
12.5	President	11
12.6	Vice-President	11
12.7	Secretary	11
12.8	Treasurer	11
12.9	Assistant Secretary and Assistant Treasurer	12
12.10	Managing Director	12
12.11	Duties of Officers may be Delegated	12
12.12	Agents and Attorneys	12

-i-

(continued)

Page

Section 13 SHAREHOLDERS' MEETINGS		12

13.1	Annual Meeting	12
13.2	Special Meetings	13
13.3	Meeting on Requisition of Shareholders	13
13.4	Meetings held by Electronic Means and Electronic Voting	13
13.5	Notice	13
13.6	Waiver of Notice	13
13.7	Omission of Notice	13
13.8	Shareholder List	14
13.9	Record Dates	14
13.10	Chairman of the Meeting	14
13.11	Votes	14
13.12	Right to Vote	15
13.13	Proxies	16
13.14	Adjournment	16
13.15	Quorum	17
13.16	Persons Entitled to be Present	17
13.17	Resolution in Lieu of Meeting	17
13.18	Advance Notice, Advance Notice of Shareholder Nominations and Proposals	17

Section 14 SHARES AND TRANSFERS		20

14.1	Issuance	20
14.2	Security Certificates	20
14.3	Agent	20
14.4	Dealings with Registered Holder	20
14.5	Defaced, Destroyed, Stolen or Lost Security Certificates	21
14.6	Enforcement of Lien for Indebtedness	21
14.7	Electronic, Book-Based or Other Non-Certificated Registered Positions	21

Section 15 DIVIDENDS		22

15.1	Dividends	22
15.2	Joint Shareholders	22
15.3	Dividend Payments	22

Section 16 VOTING SECURITIES IN OTHER BODIES CORPORATE		22

Section 17 NOTICES, ETC.		23

17.1	Service	23
17.2	Failure to Locate Shareholder	23
17.3	Shares Registered in More than one Name	23
17.4	Persons Becoming Entitled by Operation of Law	23
17.5	Signatures upon Notices	24
17.6	Computation of Time	24
17.7	Proof of Service	24

-ii-

(continued)

Page

Section 18 CUSTODY OF SECURITIES		24

Section 19 EXECUTION OF CONTRACTS, ETC.		24

Section 20 FISCAL PERIOD		25

Section 21 BORROWING		25

21.1	Authority of Directors	25
21.2	Delegation by Directors	25
21.3	Other Borrowing Powers	25

Section 22 REPEAL OF PREVIOUS BY-LAWS		26

-iii-

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of Premium Nickel Resources Ltd. (hereinafter called the "Corporation") is made as follows:

Section 1
DEFINITIONS

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)	"Act" means the Business Corporations Act (Ontario) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)	"Affiliate" has the meaning given to it in the Act.

(c)	"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province or territory of Canada.

(d)	"Associate" has the meaning given to it in the Act.

(e)	"Beneficial Ownership" has the meaning given to it in the Act, and "beneficially owns" and "beneficially owned" have corresponding meanings.

(f)	"Board" or "board" means the board of directors of the Corporation.

(g)	"by-laws" or "By-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(h)	"Close of Business" means 5:00 p.m. (Toronto time) on a business day in that city.

(i)	"Director Nomination" means the nomination of one or more individuals for the election of directors to the Board made (a) by or at the direction of the Board in a notice of meeting or any supplement thereto; (b) before the meeting by or at the direction of the Board; or (c) by a shareholder of the Corporation in accordance with Section 13.17.

(j)	"Meeting" means an annual meeting, an annual and special meeting or a special meeting (which is not an annual and special meeting) called for the purpose of electing directors by the Corporation's shareholders entitled to vote on such matters.

(k)	"Meeting Notice Date" means the date on which the first notice to the shareholders or first Public Announcement of the date of the meeting was issued by the Corporation.

(l)	"NI 51-102" means National Instrument 51-102 (Continuous Disclosure Obligations).

(m)	"Nominating Shareholder" has the meaning given to it in Section 13.17(b).

(n)	"Nomination Notice" has the meaning given to it in Section 13.17(b).

(o)	"Person" has the meaning given to it in the Act.

(p)	"Public Announcement" means disclosure in a (a) press release reported in a national news service in Canada or (b) a document publicly filed by the Corporation or its transfer agent and registrar under the Corporation's profile on SEDAR.

(q)	"SEDAR" means the System for Electronic Document Analysis and Retrieval at www.sedar.com.

(r)	"STA" means the Securities Transfer Act (Ontario) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(s)	all terms used in the by-laws that are defined in the Act and are not otherwise defined in the by-laws shall have the meanings given to such terms in the Act;

(t)	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(u)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

Section 2
REGISTERED OFFICE

The Corporation shall at all times have a registered office in Ontario. The initial registered office of the Corporation shall be 100 King Street West, Suite 3400, One First Canadian Place, Toronto, Ontario, Canada, M5X 1A4. The Corporation may at any time by special resolution of its directors change the location of its registered office within Ontario.

Section 3
SEAL

The directors may by resolution from time to time adopt and change a corporate seal of the Corporation.

Section 4
DIRECTORS

4.1	Number

The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall not be less than the minimum and not more than the maximum number so specified, and in either case shall not be fewer than three individuals so long as the Corporation remains an "offering corporation" as defined in the Act. Where a minimum and maximum number of directors of the Corporation is provided for in its articles, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution or, if the special resolution empowers the directors to determine the number, by resolution of the directors. So long as the Corporation remains an "offering corporation", at least one third of the directors shall not be officers or employees of the Corporation or any of its affiliates.

4.2	Vacancies

Subject to section 124 of the Act, a quorum of directors may fill a vacancy among the directors. If there is not a quorum of directors, or if there has been a failure to elect the number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his or her predecessor.

4.3	Powers

The directors shall manage or supervise the management of the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the shareholders of the Corporation, or by statute.

4.4	Duties

Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

4.5	Qualification

The following persons are disqualified from being a director of the Corporation:

(a)	a person who is less than 18 years of age;

(b)	a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere;

(c)	a person who is not an individual; and

(d)	a person who has the status of bankrupt.

Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

4.6	Term of Office

A director's term of office (subject to any applicable provisions of the Corporation's articles and subject to the election of such director for an expressly stated term) shall be from the date such director is elected or appointed until the close of the first annual meeting of shareholders following such director's election or appointment or until a successor to such director is elected or appointed.

4.7	Election

Subject to sections 119, 120 and 124 of the Act, the shareholders of the Corporation shall, at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles or by section 125 of the Act by reason of the disqualification, incapacity or death of any candidates, the directors elected at that meeting if they constitute a quorum, may exercise all the powers of the directors, pending the holding of a meeting of shareholders in accordance with subsection 124(3) of the Act.

4.8	Consent to Election

Subject to section 119 of the Act, the election or appointment of a director is not effective unless the person elected or appointed consents in writing before or within 10 days after the election or appointment.

4.9	Removal

Subject to sections 120 and 122 of the Act, the shareholders of the Corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office before the expiration of his or her term of office and may, subject to section 124 of the Act, elect any person in his or her stead for the remainder of the director's term.

4.10	Vacation of Office

A director of the Corporation ceases to hold office when:

(a)	the director dies or, subject to subsection 119(2) of the Act, resigns;

(b)	the director is removed from office in accordance with section 122 of the Act; or

(c)	the director becomes disqualified under subsection 118(1) of the Act.

A resignation of a director becomes effective at the time a written resignation is received by the Corporation, or at the time specified in the resignation, whichever is later.

4.11	Validity of Acts

An act done by a director or by an officer is not invalid by reason only of any defect that is thereafter discovered in his or her appointment, election or qualification.

Section 5
MEETINGS OF DIRECTORS

5.1	Place of Meeting

Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place within or outside Ontario, and in any financial year of the Corporation, a majority of the meetings of the board of directors need not be held at a place within Canada. A meeting of directors may be convened by the Chairman of the Board (if any), the President (if any) or any director at any time and the Secretary (if any) or any other officer or any director shall, as soon as reasonably practicable following receipt of a direction from any of the foregoing, send a notice of the applicable meeting to the directors. A quorum of the directors may, at any time, call a meeting of the directors for the transaction of any business the general nature of which is specified in the notice calling the meeting.

5.2	Notice

Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director, or each director who is a member of such committee, as the case may be, not less than 48 hours before the time of the meeting; provided that a meeting of directors, or of any committee of directors, may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

5.3	Waiver of Notice

Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by facsimile or electronic mail addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

5.4	Omission of Notice

The accidental omission to give notice of any meeting of directors or of any committee of directors or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

5.5	Electronic, Telephone Participation Etc.

If all of the directors of the Corporation consent, a director may participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously. A director's consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board or a committee thereof held while the director holds office. A director participating in such a meeting by such means is deemed for the purposes of the Act and this by-law to be present at that meeting.

5.6	Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

5.7	Quorum and Voting

A majority of the number of directors shall constitute a quorum for the transaction of business. If the Corporation has fewer than three directors, all of the directors must be present at any meeting of directors to constitute a quorum. Subject to subsection 124(1) of the Act, directors shall not transact business at a meeting of directors unless a quorum is present. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting in addition to his or her original vote shall not have a second or casting vote.

5.8	Resolution in Lieu of Meeting

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or a committee of directors. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

Section 6
COMMITTEES OF DIRECTORS

6.1	General

The directors may from time to time appoint from their number a managing director, or a committee of directors, and may delegate to such managing director or such committee any of the powers of the directors, except that (unless the Act otherwise permits) no managing director or committee shall have the authority to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officers, however designated, the chief financial officer, however designated, the chair or the president of the Corporation;

(c)	subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)	pay a commission referred to in section 37 of the Act;

(g)	approve a management information circular referred to in Part VIII of the Act;

(h)	approve a take-over bid circular, directors' circular or issuer bid circular referred to in Part XX of the Securities Act (Ontario);

(i)	approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act (Ontario);

(j)	approve an amalgamation under section 177 of the Act or an amendment to the articles under subsection 168(2) or (4) of the Act;

(k)	adopt, amend or repeal by-laws of the Corporation; or

(l)	exercise any other power which under the Act a committee of directors has no authority to exercise.

6.2	Audit Committee

Subject to subsection 158(1.1) of the Act, so long as the Corporation remains an "offering corporation", as defined in the Act, the board shall appoint from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates, to hold office until the next annual meeting of the shareholders. At any time when the Corporation is not an offering corporation, the directors may (but shall not be required to) appoint from among their number an audit committee to be composed of such number of directors as may be determined by the board from time to time in accordance with the Act.

Each member of the audit committee shall serve at the pleasure of the board and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any requirements imposed by the board from time to time.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the audit committee.

The audit committee shall review the financial statements of the Corporation referred to in section 154 of the Act, and shall report thereon to the board before such financial statements are approved under section 159 of the Act, and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

Section 7
REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

Subject to the articles, the directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his or her capacity as an officer or employee of the Corporation. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

Section 8
SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and subject to the Act, any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or other applicable law or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

Section 9
CONFLICT OF INTEREST

A director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or proposed transaction with the Corporation, or who is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or proposed transaction with the Corporation, shall disclose, in writing to the Corporation or by requesting to have entered in the minutes of meetings of directors, the nature and extent of his or her interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall attend any part of a meeting of directors during which the contract or transaction is discussed, and no such director shall vote on any resolution to approve such contract or transaction. If a material contract is made or a material transaction is entered into between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he or she has a material interest, the director or officer is not accountable to the Corporation or its shareholders for any profit or gain realized from the contract or transaction, and the contract is neither void nor voidable, by reason only of that relationship or by reason only that a director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director or officer disclosed his or her interest in accordance with the Act, and the contract or transaction was reasonable and fair to the Corporation at the time it was approved.

Even if these conditions are not met, a director or officer, acting honestly and in good faith, is not accountable to the Corporation or to its shareholders for any profit or gain realized from any such contract or transaction, by reason only of his or her holding the office of director or officer, and the contract or transaction, if it was reasonable and fair to the Corporation at the time it was approved, is not by reason only of the director's or officer's interest therein void or voidable, where the contract or transaction is confirmed or approved by special resolution at a meeting of the shareholders duly called for that purpose, and the nature and extent of the director's or officer's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in the information circular.

Section 10
FOR THE PROTECTION OF DIRECTORS AND OFFICERS

No director or officer of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever that may happen in the execution of the duties of such director's or officer's respective office of trust or in relation thereto, unless the same shall happen by or through the director's or officer's failure to exercise the powers and to discharge the duties of office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability under the Act. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the director or officer is a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

Section 11
INDEMNITIES TO DIRECTORS AND OTHERS

(1)	The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, or any other individual permitted by the Act to be so indemnified in the manner and to the fullest extent permitted by the Act. Without limiting the generality of the foregoing, subject to section 136 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including costs incurred in the defence of an action or proceeding and an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(2)	The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 11(1). The individual shall repay the money if the individual does not fulfill the conditions of Section 11(3).

(3)	The Corporation shall not indemnify an individual under Section 11(1) unless the individual:

(i)	acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

(ii)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

(4)	The Corporation shall, subject to the Act, with the approval of a court, indemnify an individual referred to in Section 11(1), or advance moneys under Section 11(2), in respect of an action by or on behalf of the Corporation or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual's association with the Corporation or other entity as described in Section 11(1), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in Section 11(3).

(5)	The Corporation may purchase and maintain insurance for the benefit of an individual referred to in Section 11(1) against any liability incurred by that individual to the extent permitted by the Act.

Section 12
OFFICERS

12.1	Appointment of Officers

Subject to the articles, the directors annually or as often as may be required may appoint from among themselves a Chairman of the Board (either on a full-time or part-time basis) and may appoint a President, one or more Vice- Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and one or more assistants to any of the officers so appointed. None of such officers except the Chairman of the Board needs to be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

12.2	Removal of Officers and Vacation of Office

Subject to the articles, all officers, employees and agents shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when such officer dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

12.3	Vacancies

If the office of Chairman of the Board, President, Vice-President, Secretary, Treasurer, or any other office created by the directors pursuant to Section 12.1 hereof shall be or become vacant by reason of death, resignation, removal from office or in any other manner whatsoever, the directors may appoint an individual to fill such vacancy.

12.4	Chairman of the Board

The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and at all meetings of the shareholders of the Corporation. The Chairman of the Board shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors.

12.5	President

The President (if any) shall, unless otherwise determined by resolution of the board, be the chief executive officer of the Corporation and shall, subject to the direction of the board, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and the shareholders of the Corporation. The President shall sign such contracts, documents or instruments in writing as require his or her signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

12.6	Vice-President

The Vice-President (if any) or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall sign such contracts, documents or instruments in writing as require his, her or their signatures and shall have such other powers and shall perform such other duties as may from time to time be assigned to him, her or them by resolution of the directors.

12.7	Secretary

Unless another officer has been appointed for that purpose, the Secretary (if any) shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in section 140 of the Act. The Secretary shall sign such contracts, documents or instruments in writing as require the signature of the Secretary and shall have such other powers and shall perform such other duties as may from time to time be assigned to the Secretary by resolution of the directors or as are incident to the office of the Secretary.

12.8	Treasurer

Subject to the provisions of any resolution of the directors, the Treasurer (if any) or such other officer who has been appointed for that purpose shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct; provided that the Treasurer may from time to time arrange for the temporary deposit of moneys of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so directed by the board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so directed. Unless another officer has been appointed for that purpose, the Treasurer shall prepare and maintain adequate accounting records. The Treasurer shall sign such contracts, documents or instruments in writing as require the signature of the Treasurer and shall have such other powers and shall perform such other duties as may from time to time be assigned to such person by resolution of the directors or as are incident to the office of the Treasurer. The Treasurer may be required to give such bond for the faithful performance of his or her duties as the directors in their sole discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

12.9	Assistant Secretary and Assistant Treasurer

The Assistant Secretary (if any) or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer (if any) or, if more than one, the Assistant Treasurers in order of seniority, shall assist the Secretary and Treasurer, respectively, in the performance of his or her duties and shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall sign such contracts, documents or instruments in writing as require his, her or their signatures, respectively, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him, her or them by resolution of the directors.

12.10	Managing Director

The Managing Director (if any) shall conform to all lawful orders given to him or her by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.

12.11	Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

12.12	Agents and Attorneys

The Corporation shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

Section 13
SHAREHOLDERS' MEETINGS

13.1	Annual Meeting

Subject to the articles, the annual meeting of the shareholders of the Corporation shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

13.2	Special Meetings

The directors of the Corporation may at any time call a special meeting of shareholders to be held at such place in or outside Ontario as the directors may determine.

13.3	Meeting on Requisition of Shareholders

The holders of not less than 5% of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection 105(3) of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within 21 days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

13.4	Meetings held by Electronic Means and Electronic Voting

Subject to the articles, a meeting of the shareholders of the Corporation may be held by telephonic or electronic means (as defined in the Act) and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed, for purposes of the Act and this by-law, to be present at the meeting.

13.5	Notice

A notice in writing of a meeting of shareholders, stating the day, hour and place of the meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution or by-law to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days so long as the Corporation remains an "offering corporation" (as defined in the Act), or in the case of a non-offering corporation not less than 10 days, but in either case not more than 50 days before the meeting.

13.6	Waiver of Notice

Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by facsimile or other form of recorded electronic transmission addressed to the Corporation or in any other manner and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend at a meeting of shareholders is a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

13.7	Omission of Notice

The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

13.8	Shareholder List

The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

(a)            if a record date for determining shareholders entitled to receive notice of the meeting has been fixed, not later than 10 days after such record date; or

(b)           if no record date has been fixed, on the record date established in accordance with Section 13.9.

A shareholder whose name appears on such list is entitled to vote the shares shown opposite the shareholder's name at the meeting to which the list relates.

13.9           Record Dates

Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

Subject to subsection 95(4) of the Act, the directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

If no record date is fixed,

(a)	the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be,

(i)	at the Close of Business on the last business day preceding the day on which the notice is given, or

(ii)	if no notice is given, the day on which the meeting is held; and

(b)	the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the Close of Business on the day on which the directors pass the resolution relating to that purpose.

13.10	Chairman of the Meeting

In the absence of the Chairman of the Board (if any), the President (if any) and any Vice-President (who is a director), the shareholders present and entitled to vote shall elect a director of the Corporation as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.

13.11	Votes

Votes at meetings of shareholders may be cast either personally or by proxy. Subject to the Act and Section 13.11, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting or is otherwise required by the Act. A shareholder or proxyholder may demand a ballot either before or after any vote by a show of hands. At every meeting at which shareholders are entitled to vote, each shareholder present on his or her own behalf and every proxyholder present shall have one vote. Upon any ballot at which shareholders are entitled to vote, each shareholder present on his or her own behalf or by proxy shall (subject to the provisions, if any, of the articles) have one vote for every share registered in the name of such shareholder. In the case of an equality of votes under this Section, the chairman of the meeting shall not have a second or casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder or proxyholder.

At any meeting of shareholders, unless a ballot is demanded, an entry in the minutes of a meeting of shareholders, following a vote on the applicable motion by a show of hands, to the effect that the chairman of the meeting declared a motion to be carried is admissible in evidence as proof of the fact, in the absence of evidence to the contrary, without proof of the number or proportion of the votes recorded in favour of or against the motion, although the chairman may direct that a record be kept of the number or proportion of votes in favour of or against the motion for any purpose the chairman of the meeting considers appropriate.

If at any meeting a ballot is demanded on the election of a chairman for the meeting or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

13.12	Right to Vote

Unless the articles otherwise provide, each share of the Corporation entitles the holder thereof to one vote at a meeting of shareholders.

Where a body corporate or a trust, association or other unincorporated organization is a shareholder of the Corporation, any individual authorized by a resolution of the directors of the body corporate or the directors, trustees or other governing body of the association, trust or unincorporated organization, to represent it at meetings of shareholders of the Corporation shall be recognized as the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or by such trust, association or other unincorporated organization and the chairman of the meeting may establish or adopt rules or procedures in relation to the recognition of a person to vote shares held by such body corporate or by such trust, association or other unincorporated organization.

Where a person holds shares as a personal representative, such person or his or her proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him or her, and the chairman of the meeting may establish or adopt rules or procedures in relation to the recognition of such person to vote the shares in respect of which such person has been appointed as a personal representative.

Where a person mortgages, pledges or hypothecates his or her shares, such person or such person's proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, the person has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or such holder's proxy is the person entitled to vote in respect of the shares and the chairman of the meeting may establish or adopt rules or procedures in relation to the recognition of the person holding the mortgage, pledge or hypothec as the person entitled to vote in respect of the applicable shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present on their own behalf or by proxy, vote, they shall vote as one on the shares jointly held by them and the chairman of the meeting may establish or adopt rules or procedures in that regard.

13.13	Proxies

Every shareholder, including a shareholder that is a body corporate or a trust, association or other unincorporated organization, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form or a format generated by telephonic or electronic means and shall be completed and executed, in writing or electronic signature, by the shareholder or by his or her duly authorized attorney and shall conform with the requirements of the Act and is valid only at the meeting in respect of which it is given or any adjournment of that meeting. So long as the Corporation remains an "offering corporation", as defined in the Act, a proxy appointing a proxyholder to attend and act at a meeting or meetings of shareholders ceases to be valid one year from its date.

The directors may, by resolution, fix a time and specify in a notice calling a meeting of shareholders the time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting of shareholders or an adjournment of the meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or its agent.

The chairman shall conduct the proceedings at the meeting and the chairman's decision in any matter or thing, including, without limitation, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders.

13.14	Adjournment

Subject to the Act or the articles, the chairman of the meeting may, with the consent of the meeting and subject to such conditions as the meeting decides, adjourn the meeting of shareholders from time to time and from place to place. If the meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If the meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, section 111 of the Act does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

13.15	Quorum

Two persons present and holding or representing by proxy at least 10% of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for a meeting of shareholders, or within such reasonable time thereafter as the shareholders present may determine, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present on his or her own behalf or by proxy constitutes a meeting and a quorum for such meeting.

13.16	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

13.17	Resolution in Lieu of Meeting

A resolution in writing signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders, except where a written statement is submitted by a director under subsection 123(2) of the Act, or where representations in writing are submitted by an auditor under subsection 149(6) of the Act.

13.18	Advance Notice, Advance Notice of Shareholder Nominations and Proposals

(a)	Nomination Requirements. Subject to the Act, Applicable Securities Laws and the articles of the Corporation, only those individuals named in the Director Nominations will be eligible for the election of directors to the board.

(b)	Timely Notice. A shareholder (the "Nominating Shareholder") must give written notice of its Director Nominations, the contents of such notice are set out in Section 13.17(d) (such notice, a "Nomination Notice"), to the secretary of the Corporation even if such matter is already the subject of a notice to the shareholders or a Public Announcement. The Nomination Notice must be received by the Corporation:

(i)	in the case of an annual meeting (or an annual and special meeting), not less than 30 days nor more than 65 days before the date of such meeting (except that, if the meeting is to be held on a date that is less than 50 days after the Meeting Notice Date, notice by the Nominating Shareholder shall be made not less than the Close of Business on the 10th day after the Meeting Notice Date); and

(ii)	in the case of a special meeting (which is not an annual and special meeting) called for the purpose of electing directors (whether or not also called for the purpose of conducting other business) not later than the Close of Business on the 15th day after the Meeting Notice Date.

(c)	Delivery of Notice. Notwithstanding any other provision of this by-law, a Nominating Shareholder shall deliver the Nomination Notice to the Corporation's registered office. A Nomination Notice shall be delivered by personal delivery, nationally recognized overnight courier (with all fees prepaid), facsimile or e-mail of a PDF document (with confirmation of transmission) or certified or registered mail (in each case, return receipt requested, postage prepaid).

(d)	Shareholder Nominations. A Nomination Notice must include the following information respecting each of the Nominating Shareholder's nominees:

(i)	each nominee's name, age, business address and residential address;

(ii)	a statement indicating whether each nominee is a "resident Canadian" as defined in the Act and the regulations made under the Act;

(iii)	each nominee's present principal occupation, business or employment;

(iv)	each nominee's principal occupation, business or employment for the five years preceding the notice;

(v)	the number of securities of each class or series of shares of the Corporation (or any of its subsidiaries) beneficially owned, or controlled or directed, directly or indirectly, by each nominee, as of the record date for the meeting (provided that such date shall have then have been made publicly available and shall have occurred) and as of the date of such Nomination Notice;

(vi)	a description of any relationship, agreement, arrangement or understanding (including financial, compensation or indemnity related or otherwise) between the proposed nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the proposed nominee or the Nominating Shareholder, in connection with the proposed nominee's nomination and election as a director;

(vii)	such other information concerning each nominee as would be required to be disclosed in an information circular soliciting proxies for the election of each nominee as a director in an election contest (even if an election contest is not involved) or that is otherwise required to be disclosed, under the regulations under the Act, NI 51-102 or Form 51-102F5 (Information Circular);

(viii)	the consent of each nominee to being named in the information circular to serve as a director if elected; and

(ix)	any such other information as the Corporation may reasonably require to determine the eligibility of each nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of each nominee.

(e)	Additional Nomination Notice Information. A Nomination Notice must include the following information respecting the Nominating Shareholder:

(i)	the name, business address and residential address of the Nominating Shareholder;

(ii)	the number of securities of each class and series of the Corporation (or any of its subsidiaries) beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom such Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (provided that such date shall have been made publicly available and shall have occurred) and as of the date of the Nomination Notice;

(iii)	a description of any agreement, arrangement or understanding with respect to between or among the Nominating Shareholder and any of its affiliates or associates, and any others (including their names) acting in concert with any of the foregoing relating to the Nominating Shareholder's Director Nominations;

(iv)	full particulars of any direct or indirect interest of the Nominating Shareholder in any contract or transaction (existing or proposed) with the Corporation or any affiliate thereof;

(v)	a description of any agreement, arrangement or understanding (including any derivative or short positions, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the Nomination Notice by, or on behalf of, the Nominating Shareholder or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Nominating Shareholder or any of its affiliates or associates with respect to shares of the Corporation;

(vi)	any other information relating to the Nominating Shareholder that would be required to be made in a dissident's information circular in connection with solicitations of proxies for election of directors under the Act or any Applicable Securities Laws;

(vii)	a representation that the Nominating Shareholder is a registered or beneficial shareholder of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the individual or individuals specified in the Nomination Notice; and

(viii)	a representation whether the Nominating Shareholder intends to deliver an information circular or form of proxy to holders of the Corporation's outstanding shares or otherwise to solicit proxies from shareholders in support of its Director Nominations.

(f)	Effect of Non-Compliance. Notwithstanding anything in this by-law to the contrary: (i) no Director Nominations shall be made at any meeting except in accordance with the procedures set forth in this Section 13.17. The requirements of this Section 13.17 shall apply to any Director Nominations to be brought before a meeting by a shareholder whether such Director Nominations are to be included in the Corporation's management information circular under the Act and NI 51-102 or presented to shareholders by means of an independently financed proxy solicitation. The requirements of this Section 13.17 are included to provide the Corporation notice of a shareholder's intention to bring one or more Director Nominations before a meeting and shall in no event be construed as imposing upon any shareholder the requirement to seek approval from the Corporation as a condition precedent to make such Director Nominations before a meeting.

(g)	Waiver. The board may, in its sole discretion, waive any requirement in this Section 13.17.

Section 14
SHARES AND TRANSFERS

14.1	Issuance

Subject to the articles and to section 26 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

14.2	Security Certificates

Security certificates (if any) shall (subject to compliance with section 56 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed manually, or the signature shall be printed or otherwise mechanically reproduced on the certificate, by at least one director or officer of the Corporation or by a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he or she were a director or an officer at the date of its issue.

14.3	Agent

For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove,

(a)	a trustee, transfer agent or other agent to keep the securities register and the register of transfer and one or more persons or agents to keep branch registers; and

(b)	a registrar, trustee or agent to maintain a record of issued certificates and warrants,

and, subject to section 48 of the Act, one person may be appointed for the purposes of both clauses (a) and (b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

14.4	Dealings with Registered Holder

Subject to the Act, the STA and this by-law, the Corporation may treat the registered holder of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of a holder of the security.

14.5	Defaced, Destroyed, Stolen or Lost Security Certificates

In the event of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced (together with the surrender of the defaced security certificate), destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this Section referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of an indemnity bond (or other security approved by the directors) in such form as is approved by the directors or by any officer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and subject to the STA, a new security certificate shall be issued in replacement of the one defaced, destroyed, stolen or lost, and such issuance may be ordered and authorized by any officer of the Corporation or by the directors.

14.6	Enforcement of Lien for Indebtedness

Subject to subsection 40(2) of the Act and section 66 of the STA, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or the shareholder's legal representative for a debt of that shareholder to the Corporation, such lien may be enforced by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell on default shall have been served on the holder or such shareholder's legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to the shareholder or as such shareholder shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser's name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after the purchaser's name or the name of the purchaser's legal representative has been entered in the securities register, the validity of the sale shall not be impeached by any person.

14.7	Electronic, Book-Based or Other Non-Certificated Registered Positions

For greater certainty, but subject to section 54 of the Act and the STA, a registered securityholder may have his or her holdings of securities of the Corporation evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on the register of securityholders to be kept by the Corporation in place of a physical security certificate pursuant to a registration system that may be adopted by the Corporation, in conjunction with its transfer agent (if any). This by-law shall be read such that a registered holder of securities of the Corporation pursuant to any such electronic, book-based, direct registration service or other non-certificated entry or position shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of securities evidenced by a physical security certificate. The Corporation and its transfer agent (if any) may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a security registration system by electronic, book- based, direct registration system or other non-certificated means.

Section 15
DIVIDENDS

15.1	Dividends

Subject to the articles, the directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)	the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 38 of the Act, the Corporation may pay a dividend in money or property.

15.2	Joint Shareholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

15.3	Dividend Payments

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of such registered holder, or, paid by electronic funds transfer to the bank account designated by the registered holder, unless such holder otherwise directs. In the case of joint holders, the cheque or payment shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and, if more than one address is recorded in the Corporation's security register in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, or the electronic funds transfer as aforesaid, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque or payment by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque or payment for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as any officer or the directors may from time to time prescribe, whether generally or in any particular case.

Section 16
VOTING SECURITIES IN OTHER BODIES CORPORATE

All securities of or other interests in (i) any other body corporate or (ii) any trust, association or other unincorporated organization carrying voting rights and held from time to time by the Corporation may be voted at all meetings of shareholders, unitholders, bondholders, debenture holders or holders of such securities or other interests, as the case may be, of such other (i) body corporate or (ii) trust, association or other unincorporated organization, and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. Any officer of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as such officer may determine, without the necessity of a resolution or other action by the directors.

Section 17
NOTICES, ETC.

17.1	Service

Any notice or document required by the Act, the articles, the by-laws or otherwise to be sent to any shareholder or director of the Corporation may be delivered personally to, or sent by pre-paid mail addressed to:

(a)	the shareholder at the shareholder's latest address as shown in the records of the Corporation or its transfer agent; and

(b)	the director at the director's latest address as shown in the records of the Corporation or in the most recent notice filed under the Corporations Information Act, whichever is the more current.

A notice or document sent by mail to a shareholder or director of the Corporation is deemed to be received by the addressee on the fifth day after mailing.

Notwithstanding the foregoing, a notice or document required or permitted to be sent under sections 262 and 263 of the Act may be sent by electronic means in accordance with the Electronic Commerce Act, 2000.

17.2	Failure to Locate Shareholder

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

17.3	Shares Registered in More than one Name

All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be sufficient notice of delivery of such document to all the holders of such shares.

17.4	Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his or her name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom such person derives his or her title to such shares.

17.5	Signatures upon Notices

The signature of any director or officer of the Corporation upon any notice need not be a manual signature.

17.6	Computation of Time

Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day the notice is sent shall, unless it is otherwise provided by applicable law, be counted in such number of days or other period.

17.7	Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or sending of any notice or document to any shareholder, director, officer or auditor of the Corporation or any other person or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation or other person, as the case may be.

Section 18
CUSTODY OF SECURITIES

All securities (including warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or with such other depositaries or in such other manner as may be determined from time to time by any officer or director.

All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

Section 19
EXECUTION OF CONTRACTS, ETC.

Contracts, documents or instruments requiring the signature of the Corporation may be signed by any director or officer alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments generally or to sign specific contracts, documents or instruments.

The corporate seal (if any) of the Corporation may be affixed by any director or officer to contracts, documents or instruments signed by such director or officer as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the directors.

The term "contracts, documents or instruments" as used in this by-law shall include notices, deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of any director or officer or any other person or persons appointed as aforesaid by resolution of the directors may be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments executed or issued by or on behalf of the Corporation and all contracts, documents or instruments on which the signature or signatures of any of the foregoing persons shall be so reproduced, shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments.

Section 20
FISCAL PERIOD

The fiscal period of the Corporation shall terminate on such day in each year as the board may from time to time by resolution determine.

Section 21
BORROWING

21.1	Authority of Directors

The directors may and they are hereby authorized from time to time to, without authorization of the shareholders,

(a)	borrow money upon the credit of the Corporation;

(b)	limit or increase the amount to be borrowed;

(c)	issue, reissue, sell or pledge bonds, debentures, notes or other debt obligations of the Corporation for such sums and at such prices as may be deemed expedient;

(d)	give a guarantee on behalf of the Corporation to secure payment or performance of an obligation of any person; and

(e)	mortgage, hypothecate, charge, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real and personal, movable and immovable, property of the Corporation and the undertaking and rights of the Corporation, to secure any such bonds, debentures, notes or other debt obligations, or to secure any present or future borrowing, liability or obligation of the Corporation, including any guarantee given pursuant to Section 21.1(d) above.

21.2	Delegation by Directors

The directors may from time to time by resolution delegate to any one or more directors or officers, or to any committee of directors, of the Corporation all or any of the powers conferred on the directors by Section 21.1 above to the full extent thereof or such lesser extent as the directors may in any such resolution provide.

21.3	Other Borrowing Powers

The powers hereby conferred shall be deemed to be in supplement of and not in substitution for any other powers to borrow money for the purposes of the Corporation or to do any other acts or things referred to in Section 21.1 above possessed by its directors or officers pursuant to the articles of the Corporation, any other by-law of the Corporation or applicable law.

Section 22
REPEAL OF PREVIOUS BY-LAWS

The former Articles of the Corporation in force immediately prior to its continuance from the Business Corporations Act (British Columbia) to the Act (the "Former Articles") are repealed as of the coming into force of this new By-Law No. 1 (the "New By-Law No. 1"). The repeal shall not affect the previous operation of the Former Articles so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, the repealed Former Articles before their repeal.

This New By-Law No. 1 was adopted by the Corporation on July 29, 2022.

Name: John Hick
Title: Director